                             STILE ACQUISITION CORP.

                                       AND


                       MASONITE INTERNATIONAL CORPORATION



--------------------------------------------------------------------------------




                SECOND AMENDED AND RESTATED COMBINATION AGREEMENT

                                      DATED

                                FEBRUARY 17, 2005


--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

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                                                                                                                PAGE
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ARTICLE 1 DEFINITIONS AND PRINCIPLES OF INTERPRETATION...........................................................1

         1.1      Definitions....................................................................................1
         1.2      Certain Rules of Interpretation................................................................9
         1.3      Entire Agreement..............................................................................10
         1.4      Schedules.....................................................................................11
         1.5      Accounting Matters............................................................................11
         1.6      Knowledge.....................................................................................11

ARTICLE 2 THE TRANSACTION.......................................................................................11

         2.1      Articles of Arrangement.......................................................................11
         2.2      Implementation Steps by the Company...........................................................12
         2.3      Implementation Steps by Acquisitionco.........................................................13
         2.4      Interim Order.................................................................................13
         2.5      The Company Circular..........................................................................13
         2.6      Closing Matters...............................................................................14
         2.7      Preparation of Filings, etc...................................................................14
         2.8      Disclosure Letter.............................................................................15

ARTICLE 3 REPRESENTATIONS AND WARRANTIES........................................................................15

         3.1      Representations and Warranties of the Company.................................................15
         3.2      Representations and Warranties of Acquisitionco...............................................15
         3.3      Survival......................................................................................15

ARTICLE 4 COVENANTS.............................................................................................15

         4.1      Retention of Goodwill.........................................................................15
         4.2      Covenants of the Company......................................................................15
         4.3      Covenants of Acquisitionco....................................................................21
         4.4      Covenants of the Company Regarding Non-Solicitation...........................................22
         4.5      Notice of Superior Proposal Determination.....................................................24
         4.6      Access to Information.........................................................................25
         4.7      Financing.....................................................................................25
         4.8      Indemnification...............................................................................25

ARTICLE 5 CONDITIONS............................................................................................26

         5.1      Mutual Conditions Precedent...................................................................26
         5.2      Additional Conditions Precedent to the Obligations of Acquisitionco...........................26
         5.3      Additional Conditions Precedent to the Obligations of the Company.............................29
         5.4      Satisfaction of Conditions....................................................................30

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                                      -i-

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                                TABLE OF CONTENTS
                                   (continued)


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ARTICLE 6 AMENDMENT AND TERMINATION.............................................................................30

         6.1      Amendment.....................................................................................30
         6.2      Termination...................................................................................31
         6.3      Termination and Other Payments................................................................32
         6.4      Effect of Termination Payment.................................................................33
         6.5      Remedies......................................................................................33

ARTICLE 7 GENERAL...............................................................................................34

         7.1      Notices.......................................................................................34
         7.2      Assignment....................................................................................35
         7.3      Further Assurances............................................................................35
         7.4      Expenses......................................................................................35
         7.5      Public Notices................................................................................35
         7.6      Execution and Delivery........................................................................35
         7.7      No Recourse...................................................................................36
         7.8      No Third Party Beneficiaries..................................................................36

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                                      -ii-

                SECOND AMENDED AND RESTATED COMBINATION AGREEMENT


THIS AGREEMENT is made the 17th day of February, 2005

B E T W E E N :

                           STILE ACQUISITION CORP.

                           a corporation governed by the laws of Ontario ("ACQUISITIONCO")

                                            - and -

                           MASONITE INTERNATIONAL CORPORATION

                           a corporation governed by the laws of Ontario (the "COMPANY")

RECITALS:

A. Acquisitionco and the Company wish to propose a Transaction the result of which, together with other transactions relating thereto, will result in the acquisition of all of the shares of the Company by Acquisitionco.

B. The Transaction will be effected by means of an arrangement involving the Company, the Company's Shareholders and Acquisitionco.

C. The Parties entered into a combination agreement dated December 22, 2004 to set out their agreements in respect of the Transaction.

D. The Parties entered into an amended and restated combination agreement dated January 16, 2005.

E. The Parties wish to further amend and restate the combination agreement on the terms set out in this Agreement.

THEREFORE, the parties agree as follows:

                                   ARTICLE 1
                          DEFINITIONS AND PRINCIPLES OF
                                 INTERPRETATION


1.1      DEFINITIONS

         In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

"1933 ACT" means the United States Securities Act of 1933;

"ACCOUNTS RECEIVABLE" has the meaning ascribed to it in Section (i) of Schedule 3.1;

"ACQUISITION PROPOSAL" means any proposal or offer with respect to any merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid, tender offer, purchase of any assets representing greater than 20% of the fair market value of the Transaction, or purchase of more than 20% of the equity (or rights thereto) of the Company or a Subsidiary of the Company, or similar transactions or series of transactions involving the Company or any Subsidiary of the Company, excluding the Transaction;

"ACT" means the Business Corporations Act (Ontario), the governing corporate statute of the Company;

"AFFILIATE" has the meaning ascribed to it under the Securities Act;

"AGREEMENT" means this second amended and restated agreement, including all schedules, and all amendments or restatements as permitted, and references to "Article", "Section" or "Schedule" mean the specified Article, Section or Schedule of this agreement.

"ARM'S LENGTH" has the meaning ascribed to it for purposes of the Tax Act;

"ARTICLES OF ARRANGEMENT" means the articles of arrangement of the Company in respect of the Transaction that are required by the Act to be filed with the Director under the Act after the Final Order is made in order to effect the Transaction;

"BALANCE SHEET" means the consolidated balance sheet of the Company as at December 31, 2003, forming part of the Financial Statements;

"BUSINESS DAY" means any day on which commercial deposit taking banks are generally open for business in Toronto, Ontario and New York, New York other than a Saturday, a Sunday or a day observed as a holiday in such locations under applicable Laws;

"CASHED-OUT OPTION" means each Company Option in respect of which a Cash Election (as defined in the Company Stock Option Plan) has been duly made by a Holder of Company Options prior to the Effective Time in accordance with the terms and conditions of the Company Stock Option Plan;

"CERTIFICATE OF ARRANGEMENT" means the Certificate of Arrangement to be issued by the Director in respect of the Articles of Arrangement to be filed by the Company to give effect to the Transaction contemplated by this Agreement;

"CLOSING TIME" has the meaning ascribed to it in Section 2.6;

"CODE" means the United States Internal Revenue Code of 1986;

"COMMITMENT LETTERS" means the amended equity commitment letter from KKR Millennium Fund (Overseas) Limited Partnership and the debt commitment letter from

The Bank of Nova Scotia, respectively, copies of which were provided by Acquisitionco to the Company on February 17, 2005 and December 22, 2004, respectively;

"COMPANY BENEFIT PLANS" means all "employee benefit plans" (within the meaning of Section 3(3) of ERISA) and all equity-based, severance, employment, change in control, collective bargaining, bonus, incentive, deferred compensation, supplemental retirement and all other employee benefit plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, whether or not subject to ERISA, under which (i) any employees or former employees (or any spouses, dependants, survivors or beneficiaries of any such employees or former employees), directors or officers, individuals working on contract with the Company or its Subsidiaries or other individuals providing services to it of a kind normally provided by employees or eligible dependants of any of the foregoing Persons has any present or contingent right to benefits which are contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (ii) under which the Company or any of its Subsidiaries has any present or contingent liability;

"COMPANY CIRCULAR" means the notice of the Company Meeting and accompanying management information circular, including all appendices thereto, prepared in accordance with this Agreement, to be sent to the Company Shareholders in connection with the Company Meeting;

"COMPANY DOCUMENTS" has the meaning ascribed to it in Section (v) of Schedule
3.1;

"COMPANY IP" means (i) all domestic, foreign, registered and pending applications for patents, trademarks, service marks, copyrights, trade names, domain names and all material licenses running to or from the Company or any of its Subsidiaries relating to the Company's or any of its Subsidiaries' businesses or owned by the Company or any of its Subsidiaries, (ii) all material common law trademarks, service marks, copyrights and copyrightable works (including databases, software and Internet site content), trade names, websites, URLs, brand names and logos; and (iii) all trade secrets, inventions, formulae, data, improvements, know-how, confidential information, material computer programs (including any source code and object code) documentation, engineering and technical drawings, processes, methodologies, trade dress, and all other proprietary technology utilized in or incidental to the businesses of the Company and its Subsidiaries and all common law rights relating to the foregoing.

"COMPANY MEETING" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, approve the Transaction;

"COMPANY OPTIONS" means the options granted under the Company Stock Option Plan to purchase Company Shares that remain outstanding on the Effective Date;

"COMPANY SECURITYHOLDERS" means the Holders of Company Shares and Company
Options;

"COMPANY SHAREHOLDERS" means Holders of Company Shares;

"COMPANY SHARES" means the common shares of the Company;

"COMPANY STOCK OPTION PLAN" means the Masonite International Corporation Share Option Plan, amended and restated as of March 16, 2004 as amended to the date hereof;

"CONTRACT" means a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which a Party, or any of its Subsidiaries, is a party or under which a Party or any of its Subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

"COURT" means the Superior Court of Justice (Ontario);

"DEPOSITARY" means Computershare Investor Services Inc., being the depositary appointed by the Company for the purpose, amongst other things, of exchanging certificates representing Company Shares for cash;

"DIRECTOR" means the Director appointed pursuant to the Act;

"DISCLOSURE LETTER" means the disclosure letter provided by the Company to Acquisitionco prior to the execution of the Agreement;

"DISSENT RIGHTS" means the rights of dissent in respect of the Transaction as described in the Plan of Arrangement;

"DISSENTING SHAREHOLDER" means any Company Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

"DSU" means deferred share units granted to management and certain key employees of the Company pursuant to the Company's 2002 Deferred Share Plan effective as of October 21, 2003, as amended, and the Company's 2004 Full Value Incentive Plan dated as of March 23, 2004, as amended, and the deferred share units granted to directors of the Company pursuant to the Directors' Deferred Unit Plan dated as of March 23, 2004, as amended;

"EFFECTIVE DATE" means the date shown on the Certificate of Arrangement to be issued under the Act giving effect to the Transaction, which date shall be determined in accordance with Section 2.6;

"EFFECTIVE TIME" has the meaning ascribed to it in the Plan of Arrangement;

"ELIGIBLE PROPERTIES" means any non-depreciable capital property for the purposes of the Tax Act held by the Company on the Effective Date;

"EMPLOYEE ROLLOVER AGREEMENT" means a written agreement between Acquisitionco (or one of its Affiliates) and an officer or employee of the Company or its subsidiaries in a form acceptable to the board of directors of the Company, (i) pursuant to which (A) Acquisitionco (or one of its Affiliates) has agreed to acquire, and such officer or employee has agreed to sell, that number of the Company Shares held by such officer or employee stipulated in the agreement (if any) for consideration not exceeding $42.25 per Company Share, which consideration consists of shares in the capital of Acquisitionco (or such Affiliate), except that cash may be paid in lieu of issuing fractional shares and/or (B) such officer or employee has agreed to dispose of that number of the Company Options held by such officer or employee stipulated in the agreement (if any) for consideration consisting solely of Replacement Options and for which the total In-the-Money Amount of such Replacement Options shall, at the time of granting of such Replacement Options, equal (subject to rounding down to take into account fractional shares) the total In-the-Money Amount of the Company Options exchanged for such Replacement Options; (ii) which has been entered into prior to the Effective Time but is to be completed immediately after the Effective Time in the case of a transaction referred to in (i)(A) or to occur contemporaneously with the transfer of Company Shares pursuant to section 3.1(f) of the Plan of Arrangement in the case of a transaction referred to in (i)(B); (iii) under which all conditions to closing (other than completion of the Arrangement) have been satisfied or waived as of the Effective Time; and (iv) which has not been terminated by such officer or employee or by Acquisitionco (or one of its Affiliates) as of the Effective Time;

"EMPLOYEE ROLLOVER OPTIONS" means Company Options which are to be disposed of in exchange for Replacement Options pursuant to an Employee Rollover Agreement;

"EMPLOYEE ROLLOVER SHARES" means Company Shares which are to be acquired pursuant to an Employee Rollover Agreement;

"ENVIRONMENTAL LAWS" means all applicable Laws relating to the environment, natural resources or employee health or safety, including any such Laws and applicable, enforceable guidelines, policies and codes published by a Governmental Authority relating to Hazardous Substances including the storage, generation, use, handling, control, manufacture, processing, labelling, deposit, disposal, transport, remediation, discharge or release of Hazardous Substances;

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended;

"EXCHANGE ACT" means the United States Securities Exchange Act of 1934;

"EXISTING CREDIT FACILITIES" means the credit facilities of the Company or its Subsidiaries listed in section 3.1(j)(iv) of the Disclosure Letter;

"FINAL ORDER" means the final order of the Court approving the Transaction as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"FINANCIAL STATEMENTS" means the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2003, including the notes to such statements and the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2004, including the notes to such statements;

"GOVERNMENTAL AUTHORITY" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) self-regulatory organization or stock exchange including without limitation the NYSE and the TSX, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"HAZARDOUS SUBSTANCE" means any hazardous, dangerous or toxic substance, including petroleum (including crude oil or any fraction thereof), petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, radon, toxic mould, urea-formaldehyde solvent, chemical and any other material, substance or thing that is regulated pursuant to any Environmental Law or that could result in liability under any Environmental Law, and shall include any contaminant, pollutant, waste, hazardous waste, special waste or dangerous good as defined under Environment Laws;

"HOLDERS" means (a) when used with reference to the Company Shares, the holders thereof shown from time to time in the register of holders of Company Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Company Shares, (b) when used with reference to the Company Options, means the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options and (c) when used with reference to the RSUs and/or DSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of the RSUs and/or DSUs;

"IN-THE-MONEY AMOUNT" means, (i) for each Company Option, the difference between the Purchase Price and the exercise price of that Company Option, and (ii) for each Replacement Option, the difference, if any, between the fair market value of each share issuable upon the exercise of such Replacement Option and the "per share" exercise price of that Replacement Option, provided that, where more than one share is issuable upon the exercise of a Replacement Option, the In-the-Money Amount of such Replacement Option will be the difference as so determined multiplied by the number of shares issuable;

"INTERIM ORDER" means the interim order of the Court, as the same may be amended, in respect of the Transaction, as contemplated by this Agreement;

"LAWS" means all applicable laws (including common law), statutes, regulations, statutory rules, by-laws, orders, ordinances, directives and the terms and conditions of any approvals, permits, licences or judgements of any Governmental Authority, together with any applicable enforceable published notes, guidelines or policies, and the term "applicable", with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"LEASED REAL PROPERTY" has the meaning ascribed to it in Section (t) of Schedule 3.1;

"MATERIAL ADVERSE CHANGE", when used in connection with the Company, means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or prospects of the Company or its Subsidiaries that is, or would reasonably be expected to be, material and adverse to the Company and its Subsidiaries on a consolidated basis. For certainty, "MATERIAL ADVERSE CHANGE" does not include any change, effect, event or occurrence caused by or arising from (a) changes in the markets in which the Company and its Subsidiaries operate (other than changes in reaction to the announcement of the Transaction) or (b) macroeconomic factors, interest rates, general financial market conditions, war, terrorism or hostilities, except, in each case, to the extent any change, effect, event or occurrence has had a disproportionate effect on the Company and its Subsidiaries as compared to other Persons in the industry in which the Company and its Subsidiaries operate.

"MATERIAL ADVERSE EFFECT" when used in connection with the Company, means any effect of a Material Adverse Change relating to the Company;

"MATERIAL CONTRACTS" has the meaning ascribed to it in Section (j) of Schedule 3.1;

"MATERIAL FACT" has the meaning ascribed to it under the Securities Act;

"NOTICE PERIOD" has the meaning ascribed to it in Section 4.5;

"NYSE" means the New York Stock Exchange;

"OSC" means the Ontario Securities Commission;

"OUTSIDE DATE" means April 29, 2005 or such later date as may be mutually agreed by the Parties;

"OWNED REAL PROPERTY" has the meaning ascribed to it in Section (t) of Schedule 3.1;

"PARTY" means Acquisitionco or the Company and "PARTIES" means Acquisitionco and the Company, collectively;

"PERSON" includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority, and any group (as defined in Section 13(d)(3) of the Exchange Act) comprised of more than one Person and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representatives;

"PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form and content of Schedule 1.1A and any amendments or variations made thereto in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court;

"PRE-EFFECTIVE DATE PERIOD" means the period from December 22, 2004 until the Closing Time, subject to the earlier termination of this Agreement in accordance with its terms;

"PUBLICLY DISCLOSED BY THE COMPANY" means disclosed by the Company in a public filing made by it with the OSC on the SEDAR system or with the SEC on the EDGAR system prior to the date hereof;

"PURCHASE PRICE" means $42.25 cash per Company Share;

"QUALIFYING COMPANY SHAREHOLDER" means a Company Shareholder but, for greater certainty, does not include (i) a Dissenting Shareholder or (ii) Acquisitionco or any Affiliate of Acquisitionco;

"REAL PROPERTY" has the meaning ascribed to it in Section (t) of Schedule 3.1;

"REAL PROPERTY LEASES" has the meaning ascribed to it in Section (t) of Schedule 3.1;

"REGULATORY APPROVALS" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a Transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority, as set out in Schedule 2.5;

"REPLACEMENT OPTIONS" means options to acquire shares of Acquisitionco (or one of its Affiliates) granted in exchange for Company Options pursuant to an Employee Rollover Agreement;

"RSU" means restricted share units granted to management and certain key employees of the Company pursuant to the Company's 2002 Restricted Share Bonus Plan dated as of October 21, 2003 as amended on March 23, 2004 and the Company's 2004 Full Value Incentive Plan dated as of March 23, 2004, as amended;

"SEC" means the U.S. Securities and Exchange Commission;

"SECURITIES ACT" means the Securities Act (Ontario) and the rules, regulations and policies made thereunder, as they may be amended from time to time prior to the Effective Date;

"SENIOR MANAGEMENT" means the senior officers of the Company, including the senior executives identified in Schedule 5.2, but excluding the non-executive Chairman of the Board of Directors;

"SUBSIDIARY" means, with respect to a specified body corporate, any other body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate, and shall include also any partnership, joint venture or other entity over which the specified body corporate is entitled to exercise similar direction or control;

         "SUPERIOR PROPOSAL" means any bona fide written Acquisition Proposal that, in the good faith determination of the board of directors of the Company after consultation with its financial advisors and with outside counsel, (a) is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal, and (b) would, if consummated in accordance with its terms be more favourable to the Company Shareholders from a financial point of view than the Transaction;

         "TAX" and "TAXES" have the respective meanings ascribed to such terms in Section (p) of Schedule 3.1;

         "TAX ACT" means the Income Tax Act (Canada);

         "TAX RETURNS" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

         "TERMINATION PAYMENT" has the meaning ascribed to it by Section 6.3(1);

         "TRANSACTION" means the arrangement of the Company under Section 182 of the Act on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court;

         "TRANSACTION RESOLUTION" means the special resolution of the Company Shareholders approving the Transaction, to be substantially in the form and content of Schedule 1.1B;

         "TSX" means The Toronto Stock Exchange; and

         "WARN" has the meaning ascribed to it in Section 4.2(a)(viii)(C).

1.2      CERTAIN RULES OF INTERPRETATION

         In this Agreement:

         (a) CURRENCY - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

         (b) GOVERNING LAW - This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

         (c) HEADINGS - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

         (d) INCLUDING - Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".

         (e) NO STRICT CONSTRUCTION - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall be applied against either Party.

         (f) NUMBER AND GENDER - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

         (g) SEVERABILITY - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

         (h) STATUTORY REFERENCES - A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

         (i) TIME - Time is of the essence in the performance of the Parties' respective obligations.

         (j) TIME PERIODS - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

         (k) SUBSIDIARIES - To the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a Subsidiary of any Party, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

1.3      ENTIRE AGREEMENT

         This Agreement, together with the agreements and other documents required to be delivered pursuant to this Agreement, constitutes the entire agreement between the Parties and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. No reliance has been made upon, and there are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, between the

Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement. There shall be no liability, either in tort or in contract or otherwise, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, not reduced to writing as part of this Agreement.

1.4      SCHEDULES

         The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

      SCHEDULE                   DESCRIPTION
      --------                   -----------
      1.1A                       Plan of Arrangement
      1.1B                       Transaction Resolution
      2.5                        Regulatory Approvals
      3.1                        Representations and Warranties of the Company
      3.2                        Representations and Warranties of Acquisitionco
      5.2                        Senior Executives

1.5      ACCOUNTING MATTERS

         Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

1.6      KNOWLEDGE

         Any reference to the knowledge of a Party shall mean, unless otherwise specified, to the best of the knowledge, information and belief of such Party's senior officers after reviewing all relevant records and making reasonable inquiries regarding the relevant matter of such Party's directors and senior officers. For these purposes the senior officers of the Company are the persons so designated in the Disclosure Letter.

                                   ARTICLE 2
                                 THE TRANSACTION

2.1      ARTICLES OF ARRANGEMENT

         The Articles of Arrangement shall provide, with such other matters as are necessary to effect the Transaction, for the implementation of the Plan of Arrangement, as a result of which:

         (a) each Cashed-out Option will be cancelled by the Company in exchange for a cash payment by the Company in an amount equal to the In-the-Money Amount of such Cashed-out Option (and, for greater certainty the Company shall withhold any required withholding Taxes);

         (b) each Company Option issued and outstanding immediately prior to the Effective Time, other than a Cashed-out Option or an Employee Rollover Option, will cease to represent a right to receive any Company Shares. Instead, beginning immediately after the Effective Time, the sole entitlement of a Holder of such a Company Option will be to receive, upon exercise of the Company Option, a cash payment from the Company equal to the In-the-Money Amount of such Company Option (and, for greater certainty the Company shall be entitled to withhold any required withholding Taxes);

         (c) each RSU and DSU will be cancelled by the Company in exchange for a cash payment by the Company in the amount of $42.25 per RSU or DSU, as applicable (and, for greater certainty the Company shall withhold any required withholding Taxes);

         (d) the outstanding Company Shares (excluding Employee Rollover Shares) held by Qualifying Company Shareholders shall be transferred by the Holders thereof to Acquisitionco without any further authorization, act or formality, in exchange for cash in the amount of the Purchase Price per Company Share, and Acquisitionco will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances.

         (e) the transactions contemplated by section (i)(B) of the definition of Employee Rollover Agreement shall be deemed to occur contemporaneously with the transfers in paragraph 2.1(d).

2.2      IMPLEMENTATION STEPS BY THE COMPANY

         The Company shall:

         (a) as soon as reasonably practicable, apply in a manner acceptable to Acquisitionco, acting reasonably, under the Act for an order approving the Arrangement and in connection with such application the Company shall file and diligently prosecute an application for an Interim Order providing for the calling and holding of the Company Meeting for the purpose of considering, and if deemed advisable, approving the Transaction;

         (b) subject to Section 2.5, convene and hold the Company Meeting by March 31, 2005 or as soon as practicable thereafter, or such other date as the Parties may mutually agree to, for the purpose of considering the Transaction Resolution and, with the consent of Acquisitionco, for any other proper purpose as may be set out in the notice for such meeting;

         (c) except as required for quorum purposes, not adjourn, postpone, cancel (or propose the adjournment, postponement or cancellation of) or fail to call the Company Meeting without Acquisitionco's prior written consent, except as required by Laws;

         (d) use commercially reasonable efforts to solicit from the Company Shareholders proxies in favour of the approval of the Transaction Resolution, including if so requested by Acquisitionco using the services of dealers and proxy solicitation services, and take all other action that is necessary or desirable to secure the approval of the Transaction by the Company Shareholders;

         (e) subject to obtaining the approvals as are required by the Interim Order, use its best efforts to diligently pursue the application to the Court for the Final Order; and

         (f) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, on the date contemplated in Section 2.6 send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the Act to give effect to the Transaction.

2.3      IMPLEMENTATION STEPS BY ACQUISITIONCO

         Acquisitionco shall, subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in this Agreement in its favour, on or before the Effective Date deposit or cause to be deposited with the Depositary, immediately available funds equal to the aggregate cash consideration payable for Company Shares under the Transaction.

2.4      INTERIM ORDER

         The application referred to in Section 2.2(a) shall request that the Interim Order provide:

         (a) for the class of Persons to whom notice is to be provided in respect of the Plan of Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

         (b) that the requisite approval for the Transaction Resolution shall be, (i) 662/3 % of the votes cast on the Transaction Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, and (ii) a simple majority of the votes cast on the Transaction Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, excluding Company Shares held by Senior Management;

         (c) that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting; and

         (d)      for the grant of the Dissent Rights.

2.5      THE COMPANY CIRCULAR

         As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare and complete, in consultation with Acquisitionco, the Company Circular (and any amendments thereto) together with any other documents required by the Securities Act, the 1933 Act and Exchange Act and other applicable Laws in connection with the Company Meeting and the Transaction. As promptly as reasonably practicable thereafter, and after obtaining the Interim Order, but subject to obtaining any required Regulatory Approvals in connection with mailing the Company Circular, the Company shall cause the Company Circular and other documentation required in connection with the Company Meeting to be sent to each Company Shareholder and to be filed with applicable Governmental Authorities, as required by the Interim Order and applicable Laws. The Company shall permit Acquisitionco to review and comment on drafts of the Company Circular and other documentation referred to above in the course of its preparation and shall not file or amend such documentation without the consent of Acquisitionco, not to be unreasonably withheld or delayed.

2.6      CLOSING MATTERS

         The Effective Date shall be the third Business Day following the latest of the date of the Company Meeting, the date of issuance of the Final Order (unless appealed in which case, the Effective Date shall be the date such appeal is delivered or withdrawn) and the date upon which the last Regulatory Approval is obtained, or such other date as the Parties may agree. Closing shall take place at the office of Osler, Hoskin & Harcourt LLP in Toronto, Ontario at 11:00 a.m. on the Effective Date or at such other place, date and time as the Parties shall agree (the "CLOSING TIME"). Each of Acquisitionco and the Company shall deliver, at the closing of the Transaction, such customary certificates, resolutions and other closing documents as may be required by the other Party, acting reasonably.

2.7      PREPARATION OF FILINGS, ETC.

         (a) Each of Acquisitionco and the Company shall furnish to the other all information that may be required under Law to be provided concerning such Party and its shareholders for the Company Circular and the implementation of the other actions described in Section 2.5. Each Party covenants with the other that information to be furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such Company Circular, actions or otherwise in connection with the consummation of the Transaction will not contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or which is necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

         (b) Acquisitionco and the Company shall each promptly notify the other if, at any time before the Closing Time, it becomes aware that the Company Circular or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or which is necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular or such application. In any such event, Acquisitionco and the Company shall cooperate in the preparation of a supplement or amendment to the Company Circular or such application, as required and as the case may be, and, if required, shall cause the same to be distributed to Company Shareholders and/or filed with the relevant Governmental Authorities.

         (c) The Company shall ensure that the Company Circular complies in all material respects with all applicable Laws. Without limiting the generality of the foregoing, the Company shall ensure that the Company Circular provides Company Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting.

2.8      DISCLOSURE LETTER

         Notwithstanding anything in the Disclosure Letter to the contrary, all disclosures in the Disclosure Letter must reference or be associated with a particular section in this Agreement (including the Schedules) but will also be interpreted to relate to or modify other sections of this Agreement (including the Schedules) if the intention to so relate or modify is readily apparent on the face of such disclosure. The inclusion of any item in the Disclosure Letter shall not be construed as an admission by the Company of the materiality of such item.

                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

3.1      REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represented and warranted on December 22, 2004 to and in favour of Acquisitionco as set out in Schedule 3.1 and acknowledges that Acquisitionco is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.2      REPRESENTATIONS AND WARRANTIES OF ACQUISITIONCO

         Acquisitionco represented and warranted on December 22, 2004 to and in favour of the Company as set out in Schedule 3.2 and acknowledges that the Company is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.3      SURVIVAL

         The representations and warranties of the Company and Acquisitionco contained herein shall survive the execution and delivery of this Agreement but shall terminate on the earlier of the termination of this Agreement in accordance with its terms and as of the Effective Date. Any investigation by a Party or its advisors shall not mitigate, diminish or affect the representations and warranties of the other Party.

                                    ARTICLE 4
                                    COVENANTS

4.1      RETENTION OF GOODWILL

         During the Pre-Effective Date Period, the Company shall continue to carry on the business of the Company and its Subsidiaries in a manner consistent with prior practice in all material respects, using commercially reasonable efforts to preserve the attendant goodwill of such entities and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4. The provisions of Section 4.2(a) are intended to be in furtherance of this general commitment.

4.2      COVENANTS OF THE COMPANY

         (a) The Company covenants and agrees that, during the Pre-Effective Date Period, except (I) with the consent of Acquisitionco to any deviation therefrom (such consent not to be unreasonably withheld or delayed taking into account

                  Acquisitionco's financing structure and its plans for the Company); (II) as set out in the Disclosure Letter; (III) with respect to any matter expressly contemplated by this Agreement; or (IV) as expressly required by Law, the Company will, and will cause its Subsidiaries to:

                  (i) continue to carry on its business in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to preserve intact its present business organization, and its relationships with those having material business dealings with it, to the end that its goodwill and business shall be maintained;

                  (ii) not split, consolidate or reclassify any of the outstanding shares of the Company or of any Subsidiary of the Company, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of the Company or of any Subsidiary of the Company;

                  (iii) not amend the articles or by-laws of the Company or amend the articles or by-laws of any Subsidiary of the Company that is not wholly-owned in a manner that would affect its ownership or control by the Company;

                  (iv) not sell, pledge, encumber, allot, reserve, set aside or issue, or purchase or redeem, any shares in its capital or of any Subsidiary of the Company or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, or financial instruments the performance of which is based upon any such shares or other securities having a right to vote or convertible or exchangeable into such shares or securities, except (I) for pledges required to be made by the terms of the Existing Credit Facilities, (II) issuances of Company Shares pursuant to the exercise of previously granted Company Options and (III) to carry out existing shareholder and similar agreements relating to non-wholly-owned Subsidiaries as set forth in the Disclosure Letter;

                  (v) not amend, vary or modify the Company Stock Option Plans, or the Company Options or the Company Benefit Plans involving Company Shares or phantom equity;

                  (vi) not reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, or purchasing a substantial equity interest or substantial portion of the business of, any business or Person;

                  (vii) not sell, lease, encumber or otherwise dispose of any material assets except (A) transactions between two or more wholly-owned Subsidiaries of the Company or between a wholly-owned Subsidiary of the Company and the Company; (B) with respect to the sale of inventory of the Company or any Subsidiary of the Company in the ordinary course of business consistent with past practice; or (C) encumbrances granted pursuant to the Existing Credit Facilities.

                  (viii)   not:

                           (A) in the case of directors and senior or executive officers of the Company, enter into or modify any Company Benefit Plans or other employment, retention, severance, or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, retention, severance or termination pay to or any other form of compensation to, or increase of benefits payable to, or make any loan to, any officers or directors of the Company or any Subsidiary of the Company other than as contemplated by this Agreement or required under the terms of a Company Benefit Plan or written employment agreement in effect prior to December 22, 2004;

                           (B) in the case of employees who are not senior or executive officers or directors of the Company or any Subsidiary of the Company, take any action with respect to the entering into or modification of any Company Benefit Plans or other employment, retention, severance, collective bargaining or similar agreements, policies or arrangements or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, retention, severance or termination pay or any other form of compensation that are individually or in the aggregate material to the Company and its Subsidiaries on a consolidated basis or any increase of benefits payable, other than as required by Law, or as contemplated by this Agreement or as required by under the terms of a Company Benefit Plan or written employment agreement or collective bargaining agreement in effect prior to December 22, 2004 or for annual increases in salary in the ordinary course of business consistent with past practice or in connection with promotions in the ordinary course of business consistent with past practice; or

                           (C) at any time within the 90-day period prior to the Effective Date, effectuate a "plant closing" or "mass layoff" as those terms are defined in the Worker Adjustment and Retraining Notification Act ("WARN") or any similar Laws, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or its Subsidiaries;

                  (ix) not guarantee the payment of material indebtedness of another Person or enter into any "keep well" or other agreement having the economic effect of the foregoing (other than in respect of a wholly-owned Subsidiary or pursuant to contractual obligations in effect prior to December 22, 2004;

                  (x) not incur indebtedness for money borrowed or issue or sell any debt securities or warrants or other rights to acquire debt securities other than (A) in connection with the renewal or replacement (on substantially equivalent terms) of the Existing Credit Facilities; or (B) for short term indebtedness incurred in the ordinary course of business consistent with past practice (provided, however, that the Company shall not be prohibited from making draw-downs under the Existing Credit Facilities in the ordinary course of business consistent with past practice);

                  (xi) not, except in the ordinary course of business consistent with past practice: (A) satisfy or settle any claims or liabilities substantially prior to the same being due, except such as have been reserved against in the Financial Statements, which are, individually or in the aggregate, material to the Company and its Subsidiaries on a consolidated basis;
                           (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material to the Company and its Subsidiaries on a consolidated basis; or (C) enter into any interest rate, currency equity or commodity swaps, hedges or other similar financial instruments;

                  (xii) use its reasonable commercial efforts (and cause each of its Subsidiaries to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

                  (xiii) not make any loan, advances or capital contributions to, or investments in, any other Person, except for:

                           (A) loans or investments by the Company or a wholly-owned Subsidiary of the Company to or in any wholly-owned Subsidiary of the Company; and

                           (B) advances made to employees (other than officers) for travel and moving expenses in the ordinary course of business consistent with past practice.

                  (xiv) incur or commit to capital expenditures only in the ordinary course of business consistent with past practice and in accordance with the capital plan for 2005 provided to Acquisitionco prior to the date hereof;

                  (xv) not make any changes to existing accounting practices relating to the Company or any Subsidiary of the Company, except as required by Law or a Governmental Authority or required by applicable generally accepted accounting principles, or make any tax election other than, in either case, those that would not have a significant impact on the Financial Statements or the financial statements of each of the Company's Subsidiaries;

                  (xvi) not (A) rescind or change any election relating to Taxes, annual Tax accounting period or method of Tax accounting in any material respect, other than, in each case, rescissions or changes made in the ordinary course of business consistent with prior practice, (B) enter into any closing agreement relating to Taxes, (C) settle any material Tax claim or assessment, (D) surrender any right to claim a Tax refund or (E) amend any of its transfer pricing policies;

                  (xvii) not take any action or enter into any transaction that would preclude Eligible Properties from becoming properties of Acquisitionco in a manner such that the cost to Acquisitionco of the Eligible Properties determined in accordance with subsection 88(1) of the Tax Act including the addition to that cost determined under paragraph 88(1)(d) of the Tax Act, will be the fair market value of the Eligible Properties on the Effective Date;

                  (xviii) not enter into, renew or revise any Material Contract; and

                  (xix) not authorize, agree or propose to take any actions prohibited by this Section 4.2(a).

         (b)      The Company shall and shall cause its Subsidiaries to:

                  (i) perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement and co-operate with Acquisitionco in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Transaction;

                  (ii) use commercially reasonable efforts to obtain the requisite approvals of the Company Shareholders to the Transaction including participating in joint presentations to the Company Shareholders;

                  (iii) advise Acquisitionco as reasonably requested, and on a daily basis on each of the last seven Business Days prior to the Company Meeting, as to the aggregate tally of the proxies and votes received in respect of the Company Meeting and all matters to be considered at such meeting;

                  (iv) apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to the Company or any of its Subsidiaries and, in doing so, keep Acquisitionco informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Acquisitionco with copies of all related applications and notifications in draft form

                           (except that commercially confidential information of the Company may be expurgated in Acquisitionco's copy and shall be provided to Acquisitionco's counsel on an external counsel basis), in order for Acquisitionco to provide its reasonable comments and providing Acquisitionco with copies of all material correspondence;

                  (v) use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Company or any of its Subsidiaries relating to the Transaction;

                  (vi) use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company or a Subsidiary of the Company in connection with the Transaction from other parties to any material leases, licences or contracts, including the consents set forth in section 3.1(c)(iv)(A)(III) of the Disclosure Letter;

                  (vii) carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Company or its Subsidiaries with respect to the Transaction;

                  (viii) use all commercially reasonable efforts to defend all lawsuits and other legal, regulatory or other proceedings to which it is a party, challenging or affecting this Agreement or the consummation of the Transaction;

                  (ix) use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Company or other order which may adversely affect the ability of the Parties to consummate the Transaction;

                  (x) provide Acquisitionco with a copy of any purported exercise of the Dissent Rights and written communications with any Holders exercising or purporting to exercise Dissent Rights; and not settle or compromise any claim brought by any present, former or purported Holder of any of its securities in connection with the Transaction without the consent of Acquisitionco;

                  (xi) promptly advise Acquisitionco orally and, if then requested, in writing:

                           (A) of any event occurring subsequent to December 22, 2004 that would render any representation or warranty of the Company contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Closing Time, untrue or inaccurate in any material respect;

                           (B) of any Material Adverse Change in respect of the Company; and

                           (C) of any material breach by the Company of any covenant or agreement contained in this Agreement;

                  (xii) use its commercially reasonable efforts to cause all employees who are entitled to any change of control payments arising as a result of the Transaction, to waive such entitlement; and

                  (xiii) use commercially reasonable efforts to cause at least US$8 million of cash from Rochman Universal Doors Inc. and other non-wholly owned Subsidiaries and at least US$20 million from Specialty Building Products Ltd., respectively, to be distributed to the Company.

4.3      COVENANTS OF ACQUISITIONCO

         Acquisitionco covenants and agrees to:

         (a) perform all obligations required to be performed by it under this Agreement and to co-operate with the Company in connection therewith in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement;

         (b) apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Acquisitionco and, in doing so, to keep the Company informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including, but not limited to, providing the Company with copies of all related applications and notifications, in draft form (except that commercially confidential information of Acquisitionco may be expurgated in the Company's copy and shall be provided to the Company's counsel on an external counsel basis), in order for the Company to provide its reasonable comments and providing the Company with copies of all material correspondence;

         (c) use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from Acquisitionco or its Subsidiaries relating to the Transaction;

         (d) carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Acquisitionco or its Subsidiaries with respect to the Transaction;

         (e) use all commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings, to which it is a party, challenging or affecting this Agreement or the consummation of the Transaction;

         (f) use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Acquisitionco which may adversely affect the ability of the Parties to consummate the Transaction;

         (g) promptly advise the Company orally and, if then requested, in writing:

                  (i) of any event occurring subsequent to December 22, 2004 that would render any representation or warranty of Acquisitionco contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Closing Time, untrue or inaccurate in any material respect; and

                  (ii) of any material breach by Acquisitionco of any covenant or agreement contained in this Agreement; and

         (h) use all commercially reasonable efforts to obtain and effectuate the financing contemplated by the Commitment Letters on the terms set forth therein.

4.4      COVENANTS OF THE COMPANY REGARDING NON-SOLICITATION

(1) The Company shall, and shall cause the officers, directors, employees, representatives (which term includes for greater certainty any investment banker, lawyer or accountant) and agents of the Company and its Subsidiaries to, cease immediately all current discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, and request and enforce the return or destruction of all confidential information provided in connection therewith. The Company shall not release any Person from any confidentiality agreement or standstill agreement. Prior to the Closing Time, the Company shall confirm to Acquisitionco that all Persons with whom it has discussed any Acquisition Proposal in the last six months have either returned such confidential information or have certified its destruction.

(2) The Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its Subsidiaries or otherwise, (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal, (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal;
         (iv) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal; or (v) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Acquisitionco the approval or recommendation of the board of directors of the Company or any committee thereof of the Transaction.

(3) Notwithstanding Section 4.4(2), the board of directors of the Company shall be permitted to (i) comply with the Company's disclosure obligations under applicable Laws with regard to an Acquisition Proposal, (ii) take any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; and (iii) respond to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal, solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made, and then only in compliance with Section 4.4(4).

(4) Notwithstanding Section 4.4(2), if the Company receives an unsolicited, bona fide written Acquisition Proposal the board of directors of the Company shall be permitted to:

         (a) consider, participate in any discussions or negotiations, or enter into a confidentiality agreement and provide information pursuant to Section 4.4(6), or

         (b) withdraw, modify, change or qualify (or publicly propose to withdraw, modify or qualify), in a manner adverse to Acquisitionco, the approval or recommendation of the Transaction by the Company, if and only to the extent that, in the case of clause (a) and (b):

                  (i)      the Company Meeting shall not have occurred;

                  (ii) the Company shall have complied with Sections 4.4(5) and 4.4(6);

                  (iii) the board of directors concludes in good faith, after consultation with its outside legal and financial advisors, that it would be necessary to take such action in order to fulfill its fiduciary duties;

         and, the board of directors of the Company concludes in good faith, after consultation with its outside legal and financial advisors, (A) in the case of clause (a), that such Acquisition Proposal is or is reasonably likely to be a Superior Proposal, or (B) in the case of clause (b), that such Acquisition Proposal is a Superior Proposal.

(5) The Company shall forthwith notify Acquisitionco of any Acquisition Proposal and any inquiry that could lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to the Company or any Subsidiary of the Company in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as Acquisitionco may reasonably request. The Company shall keep Acquisitionco reasonably informed of the status of any such Acquisition Proposal or inquiry in a timely manner.

(6) If the Company receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and the Company is permitted, subject to and as contemplated under Section 4.4(4), to negotiate the terms of such Acquisition Proposal, then, and only in such case, the board of directors of the Company may, subject to the execution by such Person of a confidentiality agreement containing employee non-solicitation and standstill provisions substantially similar to those contained in the Confidentiality Agreement, provide such Person with access to information regarding the Company; provided that, (i) the Company sends a copy of any such confidentiality agreement to Acquisitionco promptly upon its execution, (ii) Acquisitionco is provided with a complete list of all information provided to such Person on a timely basis, and (iii) Acquisitionco is provided on a timely basis with similar access to information (to the extent not previously provided to Acquisitionco) to that which such Person was provided.

(7) The Company shall ensure that its officers, directors and employees and its Subsidiaries and their officers, directors and employees and any representatives or agents retained by it or its Subsidiaries are aware of the provisions of this Section 4.4, and the Company shall be responsible for any breach of this Section 4.4 by its and its Subsidiaries' officers, directors, employees, representatives or agents.

(8) Nothing contained in this Section 4.4 shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 2.2 of this Agreement unless this Agreement is terminated in accordance with Article 6. Nothing in this Section 4.4 shall permit the Company to terminate this Agreement (except as specifically provided in Article 6).

4.5      NOTICE OF SUPERIOR PROPOSAL DETERMINATION

         The Company shall not accept, approve or recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal (or change or withdraw its recommendation in favour of the Transaction) unless: (a) it has promptly provided Acquisitionco with a copy of the Acquisition Proposal document which has been determined to be a Superior Proposal; (b) five Business Days (the "NOTICE PERIOD") shall have elapsed from the date Acquisitionco received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal; and (c) before entering into any agreement with respect to a Superior Proposal, this Agreement shall have been terminated pursuant to Section 6.2(3)(d). During the Notice Period, the Company shall provide a reasonable opportunity to Acquisitionco to consider, discuss and offer such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation to the Company Shareholders with respect to the Transaction; provided, however, that any such adjustment shall be at the discretion of Acquisitionco at the time. The board of directors of the Company will review in good faith any offer made by Acquisitionco to amend the terms of this Agreement in order to determine, as part of its exercising its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal (and whether it will change or withdraw its recommendation in favour of the Transaction). If a majority of the board of directors of the Company determines that the Superior Proposal would cease to be a Superior Proposal, the Company will so advise Acquisitionco and will accept the offer by Acquisitionco to amend the terms of this Agreement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the board of directors of the Company continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by Acquisitionco, then the Company may, subject to the terms of this Agreement, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal (and change or withdraw its recommendation in favour of the Transaction). Each successive material modification of any Acquisition Proposal or a Superior Proposal shall constitute a new Acquisition Proposal for the purposes of this
Section 4.5 and shall require a three Business Day Notice Period from the date a copy of such amendment is provided to Acquisitionco (other than an amendment to improve upon a Superior Proposal in respect of which Acquisitionco has been provided with an opportunity to amend the terms of this Agreement and such Superior Proposal has not ceased to be a Superior Proposal prior to the proposed amendment). If the Company provides Acquisitionco with the notice contemplated in this Section on a date that is less than seven calendar days prior to the Company Meeting, if requested by Acquisitionco, the Company shall adjourn the Company Meeting to a date that is not less than seven calendar days and not more than ten calendar days after the date of such notice.

4.6      ACCESS TO INFORMATION

         Subject to applicable Laws, upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford Acquisitionco's officers, employees, counsel, accountants and other authorized representatives and advisors access, during normal business hours from December 22, 2004 and until the earlier of the Effective Date or the termination of this Agreement, to its and its Subsidiaries' properties, books, contracts and records as well as to its management personnel and its accountants and use commercially reasonable efforts to afford such access to its other advisors, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to Acquisitionco all information concerning the Company's and its Subsidiaries' businesses, properties and personnel as Acquisitionco may reasonably request, other than information in respect of which the Company is under an enforceable obligation to a third party to maintain confidentiality after the Company has used its commercially reasonable efforts to obtain a waiver of such obligation.

4.7      FINANCING

         Prior to the Effective Date, the Company shall provide, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause the respective officers, employees, representatives and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide all cooperation reasonably requested by Acquisitionco in connection with the financing of the transactions contemplated by this Agreement, including, without limitation, using commercially reasonable efforts to cause (i) appropriate officers and employees to be available on a customary basis to meet with prospective lenders and investors in presentations, meetings, road shows and due diligence sessions, to assist with the preparation of disclosure documents in connection therewith, to execute and deliver any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Acquisitionco, and (ii) its independent accountants and counsel to provide assistance to Acquisitionco, including providing consent to Acquisitionco to prepare and use their audit reports relating to the Company and its Subsidiaries and, at the cost of Acquisitionco, to provide any necessary "comfort letters".

4.8      INDEMNIFICATION

(1) Acquisitionco agrees that all rights to indemnification or exculpation existing in favour of the directors or officers of the Company or any Subsidiary of the Company as provided in the Company's articles or by-laws as at the date of the Confidentiality Agreement shall survive the Transaction and shall continue in full force and effect for a period of not less than six years from the Closing Time.

(2) There shall be maintained in effect, for not less than six years from the Closing Time, coverage substantially equivalent to that in effect under the current policies of the directors' and officers' liability insurance maintained by the Company, which is no less advantageous, and with no gaps or lapses in coverage with respect to matters occurring prior to the Closing Time; provided that in no event shall Acquisitionco be required to expend in any one year an amount in excess of 300% of the annual amount currently paid by the Company and if the annual premiums of such insurance coverage exceed such amount, Acquisitionco shall be obligated only to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost. Alternatively, at Acquisitionco's option, it may cause the Company to purchase "run-off" directors' and officers' liability insurance providing coverage substantially as favourable to such directors and officers as that in effect under such current policies to cover prior events during such six year period or the balance thereof.

                                    ARTICLE 5
                                   CONDITIONS

5.1      MUTUAL CONDITIONS PRECEDENT

         The respective obligations of the Parties to complete the Transaction shall be subject to the satisfaction, on or before the Closing Time, of the following conditions precedent, each of which may only be waived by the mutual consent of Acquisitionco and the Company:

         (a) the Transaction Resolution shall have been approved by (i) 66 2/3% of the votes cast on the Transaction Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, and (ii) a simple majority of the votes cast on the Transaction Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, excluding Company Shares held by Senior Management;

         (b) the Transaction shall have been approved at the Company Meeting in accordance with any conditions in addition to those set out in Section 5.1(a) which may be imposed by the Interim Order;

         (c) the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in a form satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

         (d) the Articles of Arrangement shall be in content consistent with this Agreement and in form satisfactory to the Parties acting reasonably;

         (e) there shall not be in force any Law, final and non-appealable injunction, order or decree prohibiting, restraining or enjoining the consummation of the Transaction;

         (f) the Regulatory Approvals shall have been obtained or satisfied on terms and conditions satisfactory to the Parties acting reasonably; and

         (g)      this Agreement shall not have been terminated pursuant to
                  Article 6.

5.2      ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ACQUISITIONCO

(1) The obligations of Acquisitionco to complete the Transaction shall also be subject to the fulfilment of each of the following conditions precedent (each of which is for Acquisitionco's exclusive benefit and may be waived by Acquisitionco):

         (a) all covenants of the Company under this Agreement to be performed on or before the Closing Time shall have been duly performed by the Company in all material respects and Acquisitionco shall have received a certificate of the Company addressed to Acquisitionco and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same as at the Effective Date;

         (b) (i) the representations and warranties of the Company contained in Sections (b), (c) (i), (ii) and (iii) and (s)(iv) of Schedule 3.1 shall have been true and correct on December 22, 2004; (ii) the representations and warranties of the Company that are qualified by references to materiality or Material Adverse Effect shall have been true and correct on December 22, 2004; and (iii) the representations and warranties of the Company not so qualified (other than those contained in Sections (b), (c) (i), (ii) and (iii) and (s)(iv) of Schedule 3.1) shall have been true and correct in all material respects on December 22, 2004;

         (c) (i) the representations and warranties of the Company that are qualified by references to materiality or Material Adverse Effect shall be true and correct; and (ii) the representations and warranties of the Company not so qualified shall be true and correct in all material respects, in each case as of the Closing Time as if made on and as of such time (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date); and Acquisitionco shall have received a certificate of the Company addressed to Acquisitionco and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same as at the Effective Date;

         (d) the board of directors of the Company shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the Company and its Subsidiaries to permit the consummation of the Transaction;

         (e) during the Pre-Effective Date Period, there shall not have occurred or have been disclosed to the public if previously undisclosed to the public, a Material Adverse Change to the Company;

         (f) there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Authority: (i) seeking to prohibit or restrict the acquisition by Acquisitionco of any Company Shares, seeking to restrain or prohibit the consummation of the Transaction or seeking to obtain from the Company or Acquisitionco any material damages directly or indirectly in connection with the Transaction,
                  (ii) seeking to prohibit or materially limit the ownership or operation by Acquisitionco of the Company or any material portion of the business or assets of the Company or any of its Subsidiaries or to compel Acquisitionco to dispose of or hold separate any portion of the business or assets of the Company or any of its Subsidiaries, (iii) seeking to impose limitations on the ability of Acquisitionco to acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote the Company Shares to be acquired by them on all matters properly presented to the shareholders of the Company,
                  (iv) seeking to prohibit Acquisitionco from effectively controlling in any material respect the business or operations of the Company or any of its Subsidiaries or (v) which, if successful, in the judgement of Acquisitionco is reasonably likely to have a Material Adverse Effect on the Company or Acquisitionco;

         (g) Holders of Company Shares representing in excess of 15% of the outstanding Company Shares shall not have exercised dissent or similar rights, or have instituted proceedings to exercise dissent or similar rights, in connection with the Transaction;

         (h) (i) none of the senior executives identified in Schedule 5.2 shall have resigned; (ii) each of the senior executives identified in Schedule 5.2 shall have waived their entitlement (if any) to any change of control payments arising as a result of the Transaction; (iii) each of the senior executives identified in Schedule 5.2 shall have made an equity investment in Acquisitionco (or its direct or indirect parent) in the amounts set forth opposite their respective names; and
                  (iv) the aggregate equity investment of employees and officers of the Company (including the senior executives identified in Schedule 5.2) in Acquisitionco (or its direct or indirect parent) shall be not less than US$25,000,000;

         (i) Acquisitionco shall have received the funds in the amount contemplated by the Commitment Letters to be delivered as of the Effective Date on the terms and conditions set forth therein;

         (j) all consents and waivers from any Persons (other than Governmental Authorities) required under the terms of any of the contracts of the Company or its Subsidiaries listed in section 3.1(c)(iv)(A)(III) of the Disclosure Letter with respect to the acquisition of control by Acquisitionco, shall have been duly obtained or given, as the case may be, at or before the Closing Time on terms satisfactory to Acquisitionco acting reasonably except for any which the failure to obtain or provide does not and would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect on the Company;

         (k) other than the Regulatory Approvals, all other consents, waivers, permits, orders and approvals of any Governmental Authority, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, the failure of which to obtain would render completion of the Transaction unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a Material Adverse Effect on Acquisitionco and/or the Company;

         (l) the board of directors of the Company shall not have approved or recommended any Acquisition Proposal;

         (m) all of the directors of the Company shall have resigned from the Company effective as of the Closing Time;

         (n) there shall not have occurred any actual change or amendment to (or any proposal by or on behalf of the Minister of Finance (Canada) or Internal Revenue Service to change or amend) the Tax Act or Code, as applicable, or to any applicable provincial tax legislation or to the regulations thereunder or any published administrative position, which individually or in the aggregate, directly or indirectly, has or could reasonably be expected to have any material adverse effect with respect to the Transaction or Acquisitionco's ownership of the Company, and which was not publicly announced or proposed on or prior to December 22, 2004;

         (o) no Person other than Acquisitionco shall have entered into a definitive agreement or an agreement in principle with the Company with respect to an Acquisition Proposal;

         (p) Acquisitionco shall have been provided with "payoff" letters from the providers of the Existing Credit Facilities in form and content satisfactory to Acquisitionco; and

         (q) no more than 350,000 Company Shares shall have been issued under the Company Stock Option Plan between December 22, 2004 and the Effective Date.

(2) Acquisitionco may not rely on the failure to satisfy any of the conditions precedent in Section 5.1 or Section 5.2 if the condition precedent was not satisfied solely as a result of a material default by Acquisitionco in complying with its obligations under this Agreement.

5.3      ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY

(1) The obligations of the Company to complete the Transaction shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):

         (a) all covenants of Acquisitionco under this Agreement to be performed on or before the Closing Time shall have been duly performed by Acquisitionco in all material respects, and the Company shall have received a certificate of Acquisitionco addressed to the Company and dated the Effective Date, signed on behalf of Acquisitionco by two senior executive officers of Acquisitionco (on Acquisitionco's behalf and without personal liability), confirming the same as at the Effective Date;

         (b) all representations and warranties of Acquisitionco under this Agreement shall have been true and correct on December 22, 2004;

         (c) (i) the representations and warranties of Acquisitionco that are qualified by references to materiality or Material Adverse Effect shall be true and correct; and (ii) the representations and warranties of Acquisitionco not so qualified shall be true and correct in all material respects, in each case as of the Closing Time as if made on and as of such time; and the Company shall have received a certificate of Acquisitionco addressed to the Company and dated the Effective Date, signed on behalf of Acquisitionco by two senior executive officers of Acquisitionco (on

                  Acquisitionco's behalf and without personal liability), confirming the same as at the Effective Date;

         (d) the board of directors of Acquisitionco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Acquisitionco to permit the consummation of the Transaction; and

         (e) Acquisitionco shall have deposited the aggregate cash purchase price payable under the Transaction for the Company Shares and Company Options with the Depositary or the Company, as applicable.

(2) The Company may not rely on the failure to satisfy any of the conditions precedents in Section 5.1 or Section 5.3 if the condition precedent was not satisfied solely as a result of a material default by the Company in complying with its obligations in this Agreement.

5.4      SATISFACTION OF CONDITIONS

         The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of Acquisitionco and the Company, a Certificate of Arrangement in respect of the Transaction is issued by the Director.

                                    ARTICLE 6
                            AMENDMENT AND TERMINATION

6.1      AMENDMENT

(1) This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties, and any such amendment may without further Shareholder approvals, subject to applicable Laws and any applicable order of the Court, without limitation:

         (a) change the time for performance of any of the obligations or acts of the Parties;

         (b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

         (c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

         (d) waive compliance with or modify any conditions precedent herein contained.

(2) Prior to the date of the Company Meeting, Acquisitionco may propose actions or transactions, including (i) a reorganization of the Company's Irish operations, (ii) settlement of indebtedness held by 1535638 Ontario Limited, (iii) the winding-up of Castlegate Entry Systems Inc., and (iv) structures to enable senior officers of the Company to transfer all or a portion of their Company Shares and/or Company Options to Acquisitionco (or one of its Affiliates) in exchange for shares and/or options of Acquisitionco (or such Affiliate), on a tax-efficient basis to the extent that the same (A) shall not prejudice the Company Securityholders and (B) are either to be completed immediately prior to or contemporaneously with the Closing Time, or can be unwound without adversely affecting the Company and its Subsidiaries. The Company shall take such actions or undertake such transactions and, if necessary, the Plan of Arrangement shall be modified accordingly. The Parties will ensure that such planning activities do not impede the progress of the Transaction in any material way. If, at the request of Acquisitionco, the Company effects any transaction before the Effective Date for such purposes, Acquisitionco will be responsible for any structuring and unwinding costs if the Transaction is not consummated.

6.2      TERMINATION

(1) If any condition contained in Section 5.1 or 5.2 is not satisfied at or before the Closing Time, then Acquisitionco may, subject to Section 5.2(2), by notice to the Company terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided, including under Section 6.3).

(2) If any condition contained in Section 5.1 or 5.3 is not satisfied at or before the Closing Time, then the Company may, subject to Section 5.3(2) by notice to Acquisitionco terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided, including under Section 6.3).

(3)      This Agreement may be terminated:

         (a) by the mutual agreement of the Company and Acquisitionco (and for greater certainty, without further action on the part of the Company Shareholders if terminated after the holding of the Company Meeting);

         (b) by either the Company or Acquisitionco if there shall be passed any Law that makes consummation of the Transaction illegal or otherwise prohibited;

         (c) by Acquisitionco, if (i) the board of directors of the Company shall have failed to recommend or shall have withdrawn, modified or changed in a manner adverse to Acquisitionco its approval or recommendation of this Agreement, the Transaction or the Transaction Resolution; (ii) the board of directors of the Company shall have approved or recommended any Acquisition Proposal; (iii) the Company shall have breached Section 4.4; or (iv) an Acquisition Proposal shall have been publicly made, publicly announced or otherwise publicly disclosed by any Person prior to the Company Meeting and the board of directors shall not have (A) in the case of an Acquisition Proposal in the form of a take-over bid, sent to the Company Shareholders, within ten days after such take-over bid is made, a statement disclosing that the board of directors of the Company re-affirms its recommendation of the Transaction; or (B) in the case of an Acquisition Proposal in any other form, issued a press release within ten days after such Acquisition Proposal is publicly made, publicly announced or otherwise publicly disclosed, disclosing that the board of directors of the Company re-affirms its recommendation of the Transaction;

         (d) by the Company, provided that the Company is not then in breach or default of Section 4.4, in order to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 4.4, subject to the prior payment by the Company of the amounts payable to Acquisitionco under
                  Section 6.3;

         (e) by either Acquisitionco or the Company, if the Company Shareholders do not approve the Transaction at the Company Meeting in the manner required by the Interim Order;

         (f) by Acquisitionco, if (i) any of the representations and warranties of the Company herein become untrue or inaccurate such that the condition contained in Section 5.2(1)(c) would not be satisfied, or (ii) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the condition in Section 5.2(1)(a) would not be satisfied; or

         (g) by Acquisitionco if the Company Meeting has not occurred on or before April 15, 2005,

         in each case, prior to the Closing Time.

(4) If the Effective Date has not occurred on or prior to the Outside Date, then, unless otherwise agreed in writing by the parties, this Agreement shall terminate provided that in the event that the condition set forth in Section 5.1(f) above shall not have been satisfied by the date which is five Business Days prior to the Outside Date, either Party may unilaterally extend the Outside Date for a period of 30 days upon written notice to the other given no later than the Outside Date, in which case the Outside Date shall be deemed for all purposes to be the date as so extended. The right to terminate this Agreement pursuant to this Section 6.2(4) shall not be available to the Party seeking to terminate if any action of such Party or its Affiliates or the failure of such Party or its Affiliates to perform any of its obligations under this Agreement required to be performed at or prior to the Closing Time shall have resulted in the conditions contained in Section 5.1, 5.2 or
         5.3 (as applicable) not having been satisfied prior to the Outside
         Date.

(5) If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no Party shall have any further liability to perform its obligations under this Agreement except as provided in Section 6.3 and as otherwise expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in this Section 6.2(5) shall relieve any Party from any liability for breach of its obligations under this Agreement or for an intentional or wilful breach of its representations and warranties prior to termination.

6.3      TERMINATION AND OTHER PAYMENTS

(1)      If:

         (a)      Acquisitionco shall terminate this Agreement pursuant to
                  Section 6.2(3)(c); or

         (b) the Company shall terminate this Agreement pursuant to Section 6.2(3)(d), then in any such case the Company shall pay to Acquisitionco (or as Acquisitionco may otherwise direct) $27,400,000 (the "TERMINATION PAYMENT") in immediately available funds to an account designated by Acquisitionco. Such payment shall be made (i) in the case of a termination by Acquisitionco, within one Business Day after written notice of termination by Acquisitionco, and (ii) in the case of a termination by the Company, immediately prior to such termination. The Company shall not be obligated to make more than one payment pursuant to this Section 6.3(1).

(2) If this Agreement is terminated pursuant to Section 6.2(3)(e), the Company shall pay to Acquisitionco (or as Acquisitionco may otherwise direct) US$20,000,000 (the "HEDGING COST REIMBURSEMENT") in immediately available funds to an account designated by Acquisitionco as payment of Acquisitionco's hedging costs in connection with the Transaction. Such payment shall be made (i) in the case of a termination by Acquisitionco, within one Business Day after written notice of termination by Acquisitionco, and (ii) in the case of a termination by the Company, immediately prior to such termination. The Company shall not be obligated to make more than one payment pursuant to this Section 6.3(1).

(3)      If Acquisitionco or the Company terminates this Agreement pursuant to
         Section 6.2(3)(e), 6.2(3)(f)(i) (as a result of an intentional or wilful breach of a representation or warranty), 6.2(3)(f)(ii) or 6.2(3)(g) and concurrently with such termination or within 12 months following the date of such termination, the Company enters into, or submits to the shareholders of the Company for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, then the Company shall also pay Acquisitionco (or as Acquisitionco may otherwise direct) immediately upon the occurrence of such event the Termination Payment.

(4) In the event that the Company fails to pay the Termination Payment or the Hedging Cost Reimbursement on the date as required by this Section, the unpaid amount shall bear interest at a rate equal to 8% per annum.

6.4      EFFECT OF TERMINATION PAYMENT

         If the Company pays to Acquisitionco the amounts required by Section 6.3(1) as a result of the occurrence of any of the events giving rise to a right of termination referred to therein (except for a breach of Section 4.4), Acquisitionco shall have no other remedy with respect to the occurrence of such event.

6.5      REMEDIES

         Subject to Section 6.4, the Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.

                                    ARTICLE 7
                                     GENERAL

7.1      NOTICES

         Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a "NOTICE") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or email:

         (a)  If to Acquisitionco, at:

                    c/o Kohlberg Kravis Roberts & Co.
                    9 West 57th Street
                    Suite 4200
                    New York, New York, USA
                    100019

                    Attention:       Scott C. Nuttall
                    Telecopier No.:  (212) 750-0003

              with a copy to:

                    Osler, Hoskin & Harcourt LLP
                    66th Floor, 1 First Canadian Place
                    100 King Street West
                    Toronto, Ontario, Canada
                    M5X 1B8

                    Attention:       Stephen P. Sigurdson
                    Telecopier No.:  (416) 862-6666

         (b)  If to the Company at:

                    Masonite International Corporation
                    1600 Britannia Road
                    Mississauga, Ontario, Canada
                    L4W 2J2

                    Attention:       Harley Ulster
                    Telecopier No.:  (905) 670-6520

              with a copy to:

                    Davies Ward Phillips & Vineberg LLP
                    44th Floor, 1 First Canadian Place
                    Toronto, Ontario, Canada
                    M5X 1B1

                    Attention:       William N. Gula
                    Telecopier No.:  (416) 863-0871

         Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

         Any Party may, from time to time, change its address by giving Notice to the other Party in accordance with the provisions of this Section.

7.2      ASSIGNMENT

         Neither this Agreement nor any rights or obligations under this Agreement shall be assignable by either Party without the prior written consent of the other Party, except that Acquisitionco may assign all or part of its rights or obligations, including without limitation the rights to acquire the Company Shares, without reducing its own obligations hereunder, to an Affiliate. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

7.3      FURTHER ASSURANCES

         The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the Transaction, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

7.4      EXPENSES

         Subject to Section 6.3, the Parties agree that all costs and expenses of the Parties relating to the Transaction and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

7.5      PUBLIC NOTICES

         All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and co-ordinated by the Parties and neither Party shall act unilaterally in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld, unless such disclosure shall be required to meet timely disclosure obligations of any Party under applicable securities laws and stock exchange rules in circumstances where prior consultation with the other Party is not practicable.

7.6      EXECUTION AND DELIVERY

         This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

7.7      NO RECOURSE

(1) Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Section 7.2, the Company covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future Affiliates, shareholders or agents of Acquisitionco, as such, or any current or former director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future Affiliate, shareholder or agent of Acquisitionco, as such, or any current or future director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, for any obligation of Acquisitionco under this Agreement.

(2) Notwithstanding anything that may be expressed or implied in this Agreement, Acquisitionco covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future Affiliates, shareholders or agents of the Company, as such, or any current or former director, officer, employee or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future Affiliate, shareholder or agent of the Company, as such, or any current or future director, officer, employee or shareholder of any of the foregoing, as such, for any obligation of the Company under this Agreement.

7.8      NO THIRD PARTY BENEFICIARIES

         Other than Section 4.8 and Section 7.7, this Agreement is not intended to confer on any Person other than the Parties any rights or remedies.

          IN WITNESS WHEREOF the Parties have executed this Combination Agreement as of the date first written above.

                                        STILE ACQUISITION CORP.


                                        By: (Signed) Scott Nuttall
                                            ------------------------------------
                                            Vice-President


                                        MASONITE INTERNATIONAL CORPORATION


                                        By: (Signed) John Ambruz
                                            ------------------------------------
                                            Authorized Signing Officer

                                  SCHEDULE 1.1A

                               PLAN OF ARRANGEMENT





          Under section 182 of the Business Corporations Act (Ontario)

                                   concerning

                             STILE ACQUISITION CORP.

                                     - and -

                       MASONITE INTERNATIONAL CORPORATION

                                    ARTICLE 1
                                 INTERPRETATION

1.1      DEFINITIONS

         Wherever used in this Plan of Arrangement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"ACQUISITIONCO" means Stile Acquisition Corp., a corporation existing under the OBCA;

"AFFILIATE" has the meaning ascribed to it in the Securities Act;

"ARRANGEMENT" means the arrangement under the provisions of section 182 of the OBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with section 6.1 of the Combination Agreement, section 6.1 of this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order;

"ARRANGEMENT RESOLUTION" means the special resolution of the Company Shareholders approving the Plan of Arrangement, to be considered at the Company Meeting, substantially in the form and content of Schedule 1.1B of the Combination Agreement;

"ARTICLES OF ARRANGEMENT" means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

"BUSINESS DAY" means any day on which commercial deposit taking banks are generally open for business in Toronto, Ontario and New York, New York other than a Saturday, a Sunday or a day observed as a holiday in such locations under applicable laws;

"CASHED-OUT OPTION" means each Company Option in respect of which a Cash Election (as defined in the Company Stock Option Plan) has been duly made by a Holder of Company Options prior to the Effective Time in accordance with the terms and conditions of the Company Stock Option Plan;

"CERTIFICATE OF ARRANGEMENT" means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

"COMBINATION AGREEMENT" means the second amended and restated combination agreement dated as of February 17, 2005, between Acquisitionco and the Company, as the same may be amended in accordance with section 6.1 thereof, providing for, among other things, the Arrangement;

"COMPANY" means Masonite International Corporation, a corporation existing under the OBCA;

"COMPANY CIRCULAR" has the meaning ascribed to it in the Combination Agreement;

"COMPANY CREDIT FACILITY" means the Amended and Restated Credit Agreement dated July 31, 2002, as amended on January 23, 2004, June 1, 2004 and June 23, 2004, among Masonite

Holdings, Inc., the Company, the lenders party thereto and SunTrust Bank, as Administrative Agent;

"COMPANY CREDIT FACILITY PAYOFF LOANS" has the meaning ascribed to it in section 3.1(a);

"COMPANY MEETING" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, and if deemed advisable, approve the Arrangement;

"COMPANY OPTIONS" means the options granted under the Company Stock Option Plan to purchase Company Shares that remain outstanding on the Effective Date;

"COMPANY SECURITYHOLDERS" means Holders of Company Shares and Company Options;

"COMPANY SHAREHOLDERS" means Holders of Company Shares;

"COMPANY SHARES" means the common shares of the Company;

"COMPANY STOCK OPTION PLAN" means the Masonite International Corporation Share Option Plan, amended and restated as of March 16, 2004 as amended to the date hereof;

"COURT" means the Superior Court of Justice (Ontario);

"DEPOSITARY" means Computershare Investor Services Inc., being the depositary appointed by the Company for the purpose, amongst other things, of exchanging certificates representing Company Shares for cash;

"DIRECTOR" means the Director appointed under section 278 of the OBCA;

"DISSENT RIGHTS" has the meaning ascribed to it in section 5.1;

"DISSENTING SHAREHOLDER" means any Company Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

"DSU" means deferred share units granted to management and certain key employees of the Company pursuant to the Company's 2002 Deferred Share Plan effective as of October 21, 2003, as amended, and the Company's 2004 Full Value Incentive Plan dated as of March 23, 2004, as amended, and the deferred share units granted to directors of the Company pursuant to the Directors' Deferred Unit Plan dated as of March 23, 2004, as amended;

"EFFECTIVE DATE" has the meaning ascribed to it in the Combination Agreement;

"EFFECTIVE TIME" means 11:30 a.m. on the Effective Date;

"EMPLOYEE ROLLOVER AGREEMENT" means a written agreement between Acquisitionco (or one of its Affiliates) and an officer or employee of the Company or its subsidiaries in a form acceptable to the board of directors of the Company, (i) pursuant to which (A) Acquisitionco (or one of its Affiliates) has agreed to acquire, and such officer or employee has agreed to sell, that number of the Company Shares held by such officer or employee stipulated in the agreement (if any) for consideration not exceeding $42.25 per Company Share, which consideration consists of shares in the capital of Acquisitionco (or such Affiliate), except that cash may be paid in lieu of issuing fractional shares and/or (B) such officer or employee has agreed to dispose of that number of the Company Options held by such officer or employee stipulated in the agreement (if any) for consideration consisting solely of Replacement Options and for which the total In-the-Money Amount of such Replacement Options shall, at the time of granting of such Replacement Options, equal (subject to rounding down to take into account fractional shares) the total In-the-Money Amount of the Company Options exchanged for such Replacement Options; (ii) which has been entered into prior to the Effective Time but is to be completed immediately after the Effective Time in the case of a transaction referred to in (i)(A) or to occur contemporaneously with the transfer of Company Shares pursuant to section 3.1(f) of this Plan of Arrangement in the case of a transaction referred to in (i)(B); (iii) under which all conditions to closing (other than completion of the Arrangement) have been satisfied or waived as of the Effective Time; and (iv) which has not been terminated by such officer or employee or by Acquisitionco (or one of its Affiliates) as of the Effective Time;

"EMPLOYEE ROLLOVER OPTIONS" means Company Options which are to be disposed of in exchange for Replacement Options pursuant to an Employee Rollover Agreement;

"EMPLOYEE ROLLOVER SHARES" means Company Shares which are to be acquired pursuant to an Employee Rollover Agreement;

"FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"GOVERNMENTAL AUTHORITY" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) self-regulatory organization or stock exchange including without limitation the New York Stock Exchange and the Toronto Stock Exchange, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"HOLDERS" means (a) when used with reference to the Company Shares, the holders thereof shown from time to time in the register of holders of Company Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Company Shares, (b) when used with reference to the Company Options, means the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options and (c) when used with reference to the RSUs and/or DSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of the RSUs and/or DSUs;

"IN-THE-MONEY AMOUNT" means, (i) for each Company Option, the difference between the Purchase Price and the exercise price of that Company Option, and (ii) for each Replacement Option, the difference, if any, between the fair market value of each share issuable upon the exercise of such Replacement Option and the "per share" exercise price of that Replacement Option, provided that, where more than one share is issuable upon the exercise of a Replacement Option, the In-the-Money Amount of such Replacement Option will be the difference as so determined multiplied by the number of shares issuable;

"INTERIM ORDER" means the interim order of the Court, as the same may be amended, in respect of the Arrangement;

"ITA" means the Income Tax Act (Canada), as amended;

"LETTER OF TRANSMITTAL" means the letter of transmittal for use by the Company Shareholders, in the form accompanying the Company Circular;

"OBCA" means the Business Corporations Act (Ontario), as amended;

"OPTION PAYMENT LOAN" has the meaning ascribed to it in section 3.1(a);

"PERSON" includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority, and any group (as defined in section 13(d)(3) of the United States Securities Exchange Act of
1934) comprised of more than one Person and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representatives;

"PLAN OF ARRANGEMENT", "HEREOF', "HEREIN", "HEREUNDER", and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

"PURCHASE PRICE" has the meaning ascribed to it in section 3.1(f);

"QUALIFYING COMPANY SHAREHOLDER" means a Company Shareholder but, for greater certainty, does not include (i) a Dissenting Shareholder or (ii) Acquisitionco or any Affiliate of Acquisitionco;

"REPLACEMENT OPTIONS" means options to acquire shares of Acquisitionco (or one of its Affiliates) granted in exchange for Company Options pursuant to an Employee Rollover Agreement;

"RSU" means restricted share units granted to management and certain key employees of the Company pursuant to the Company's 2002 Restricted Share Bonus Plan dated as of October 21, 2003 as amended on March 23, 2004 and the Company's 2004 Full Value Incentive Plan dated as of March 23, 2004, as amended;

"RSU/DSU PAYMENT LOAN" has the meaning ascribed to it in section 3.1(a);

"SECURITIES ACT" means the Securities Act (Ontario), as amended; and

"TAX" and "TAXES" have the meanings ascribed thereto in the Combination
Agreement.

1.2      HEADINGS AND REFERENCES

         The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3      TIME PERIODS

         Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4      CURRENCY

         All sums of money which are referred to in this Plan of Arrangement are expressed in lawful money of Canada unless otherwise specified. 1.5 TIME

         Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

1.6      CONSTRUCTION

         In this Plan of Arrangement:

         (a) unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

         (b) the word "including" or "includes" shall mean "including (or includes) without limitation"; and

         (c) any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7      GOVERNING LAW

         This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

                                    ARTICLE 2
                  PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1      ARRANGEMENT

         This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Combination Agreement.

2.2      EFFECTIVENESS

         This Plan of Arrangement, upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and will be binding without any further authorization, act or formality on the part of the Court, the Director, Acquisitionco (or its Affiliates), the Company, or the Company Securityholders, from and after the Effective Time. Other than as expressly provided in Article 3, no portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

                                    ARTICLE 3
                                 THE ARRANGEMENT

3.1      ARRANGEMENT

         Pursuant to the Arrangement the following transactions shall occur and shall be deemed to occur at the Effective Time (unless otherwise specified), in the following order:

         (a) Acquisitionco (or one of its Affiliates) will provide (i) one or more loans (the "COMPANY CREDIT FACILITY PAYOFF LOANS") to the Company (and/or one of its subsidiaries) in an aggregate amount equal to the aggregate of all amounts owing under the Company Credit Facility, (ii) a loan to the Company equal to the aggregate amount payable by the Company under section 3.1(c) (the "OPTION PAYMENT LOAN") and (iii) a loan to the Company equal to the aggregate amount payable by the Company under section 3.1(e) (the "RSU/DSU PAYMENT LOAN"). The Company Credit Facility Payoff Loans, the Option Payment Loan and the RSU/DSU Payment Loan will be evidenced by demand promissory notes issued by the Company (or the applicable subsidiary of the Company) to the lender thereof.

         (b) The Company and its subsidiaries will, immediately upon receipt of the Company Credit Facility Payoff Loans, repay in full all amounts owing under the Company Credit Facility.

         (c) Each Cashed-out Option will be cancelled by the Company in exchange for a cash payment by the Company in an amount equal to the In-the-Money Amount of such Cashed-out Option (and, for greater certainty the Company shall withhold any required withholding Taxes).

         (d) Each Company Option issued and outstanding immediately prior to the Effective Time, other than a Cashed-out Option or an Employee Rollover Option, will cease to represent a right to receive any Company Shares. Instead, beginning immediately after the Effective Time, the sole entitlement of a Holder of such a Company Option will be to receive, upon exercise of the Company Option, a cash payment from the Company equal to the In-the-Money Amount of such Company Option (and, for greater certainty the Company shall be entitled to withhold any required withholding Taxes).

         (e) Each RSU and DSU will be cancelled by the Company in exchange for a cash payment by the Company in the amount of $42.25 per RSU or DSU, as applicable

                  (and, for greater certainty the Company shall withhold any required withholding Taxes).

         (f) Two minutes after the completion of the immediately preceding step, the outstanding Company Shares (excluding Employee Rollover Shares) held by Qualifying Company Shareholders shall be transferred by the Holders thereof to Acquisitionco without any further authorization, act or formality, in exchange for cash in the amount of $42.25 per Company Share (the "PURCHASE PRICE"), and Acquisitionco will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances.

         (g) The transactions contemplated by section (i)(B) of the definition of Employee Rollover Agreement shall be deemed to occur contemporaneously with the transfers in the immediately preceding step.

                                    ARTICLE 4
                                     PAYMENT

4.1      DELIVERY OF CASH

         At or before the Effective Time, Acquisitionco shall deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder, the cash, in Canadian dollars, to which each such Company Shareholder is entitled pursuant to section 3.1 upon the transfer of the Company Shares to Acquisitionco. Upon surrender by a Company Shareholder to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Company Shares, together with a duly completed and executed Letter of Transmittal, the Holder of such surrendered certificate(s) of Company Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable after the Effective Time, a cheque issued by the Depositary (or other form of immediately available funds) representing that amount of cash which such Company Shareholder has the right to receive, less any amounts withheld pursuant to section 4.5 and any certificate(s) of Company Shares so surrendered shall forthwith be cancelled. In addition, the Company shall deliver to each Holder of Cashed-out Options, RSUs and/or DSUs, forthwith after the Effective Time, a cheque issued by the Company (or other form of immediately available funds) representing that amount of cash which such Holder of Cashed-out Options, RSUs and/or DSUs has the right to receive, less any amounts withheld pursuant to section 4.5. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, a cheque representing the proper amount of cash (or other form of immediately available funds) may be delivered to the transferee if the certificate representing such Company Shares is surrendered to the Depositary, accompanied by a duly completed and executed Letter of Transmittal and all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate of Company Shares (excluding Employee Rollover Shares) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment as contemplated by this section 4.1, less any amounts withheld pursuant to section 4.5.

4.2      DISTRIBUTIONS WITH RESPECT TO UNSURRENDERED CERTIFICATES

         No dividends or other distributions declared or made after the Effective Time with respect to Company Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to section 3.1, and no cash payment pursuant to section 3.1 shall be paid to any such Holder, unless and until the Holder of such certificate shall surrender such certificate in accordance with section 4.1. Subject to applicable laws, at the time of such surrender of any such certificate, there shall be paid to the Holder of the certificates representing Company Shares, without interest, the amount of cash to which such Holder is entitled pursuant to section 3.1.

4.3      LOST CERTIFICATES

         In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) for the cash amount, deliverable in accordance with such Holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom cash is to be delivered shall, as a condition precedent to the payment thereof, give a bond satisfactory to Acquisitionco and the Company and their respective transfer agents in such sum as Acquisitionco and the Company may direct or otherwise indemnify Acquisitionco and the Company in a manner satisfactory to Acquisitionco and the Company against any claim that may be made against Acquisitionco or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4      EXTINCTION OF RIGHTS

         Any certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to section 3.1, and not deposited, with all other instruments required by section 4.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of the Company or for the receipt of cash. On such date, the cash to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Acquisitionco, together with all entitlements to dividends, distributions and interest thereon held for such former Holder. None of Acquisitionco or the Company shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5      WITHHOLDING RIGHTS

         Acquisitionco, the Company or the Depositary shall be entitled to deduct and withhold from any consideration payable to any Holder of Company Shares or Company Options or RSUs or DSUs pursuant to section 3.1, such amounts as Acquisitionco, the Company or the Depositary determines is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

                                    ARTICLE 5
                                RIGHTS OF DISSENT

5.1      DISSENT RIGHTS

         (a) Company Shareholders may exercise rights of dissent with respect to their Company Shares pursuant to and in the manner set forth in section 185 of the OBCA as modified by this section 5.1 (the "DISSENT RIGHTS") in connection with the Arrangement, as the same may be modified by the Interim Order or the Final Order, provided that, (i) notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Company Meeting; and (ii) notwithstanding section 185 of the OBCA, Acquisitionco, and not the Company, shall be required to offer to pay fair value for Company Shares held by Holders who duly exercise Dissent Rights, and to pay the amount to which such Holders may be ultimately entitled. Holders who duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their Company Shares, shall be deemed to have transferred their Company Shares, contemporaneously with the transfer of Company Shares pursuant to section 3.1(f), without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances, to Acquisitionco in consideration of a payment from Acquisitionco equal to such fair value at the Effective Time.

         (b) Company Shareholders who exercise, or purport to exercise, Dissent Rights, and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Company Shareholder as at and from the Effective Time and shall receive the cash on the basis set forth in Article 3.

5.2      HOLDERS

         In no circumstances shall the Company, Acquisitionco or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Holder of those Company Shares in respect of which such rights are sought to be exercised.

5.3      RECOGNITION OF DISSENTING SHAREHOLDERS

         Neither the Company nor Acquisitionco nor any other Person shall be required to recognize a Dissenting Shareholder as a Holder or beneficial owner of Company Shares at or after the Effective Time, and after the Effective Time the names of such Dissenting Shareholders shall be deleted from the register of Holders of Company Shares maintained by or on behalf of the Company.

5.4      DISSENT RIGHT AVAILABILITY

         A Holder is not entitled to exercise Dissent Rights with respect to Company Shares if such Holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, or her or its proxyholder to vote) in favour of the Arrangement Resolution.

                                    ARTICLE 6
                                   AMENDMENTS

6.1      AMENDMENTS

         (a) The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by Acquisitionco, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court and (iv) communicated to Company Shareholders if and as required by the Court.

         (b) Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Company Meeting (provided that Acquisitionco shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

         (c) Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company and Acquisitionco and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

         (d) Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Acquisitionco, provided that it concerns a matter which, in the reasonable opinion of Acquisitionco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Holder.

                                    ARTICLE 7
                               FURTHER ASSURANCES

7.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Combination Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

                                  SCHEDULE 1.1B

                             TRANSACTION RESOLUTION
                       SPECIAL RESOLUTION OF SHAREHOLDERS

BE IT RESOLVED THAT:

1. The arrangement (the "ARRANGEMENT") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving Masonite International Corporation (the "COMPANY"), as more particularly described and set forth in the Management Information Circular (the "CIRCULAR") of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended, is hereby authorized, approved and adopted.

2. The plan of arrangement (the "PLAN OF ARRANGEMENT") involving the Company, the full text of which is set out as Schedule 1.1A to the second amended and restated Combination Agreement dated February 17, 2005 (the "AGREEMENT") made between Acquisitionco and the Company, as the Plan of Arrangement may be modified or amended, is hereby authorized, approved and adopted.

3. Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Superior Court of Justice (Ontario) (the "Court"), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement in any manner not inconsistent with an applicable order of the Court, and (ii) subject to the terms of the Agreement, not to proceed with the Arrangement.

4. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Agreement for filing.

5. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby.

                                  SCHEDULE 2.5

                              REGULATORY APPROVALS

1. The timely making of any submissions, including any General Information Notices, and the timely obtaining of any consents or administrative rulings, including Remediation Agreement or No Further Action Letters, required pursuant to the New Jersey Industrial Site Recovery Act, N.J.S.A. Sections 13:1K-6 et seq.

2.       Competition Act (Canada):

         (a) the issuance of an advance ruling certificate ("ARC") pursuant to section 102 of the Competition Act (Canada) (the "COMPETITION ACT") by the Commissioner of Competition appointed under the Competition Act (the "COMMISSIONER") to the effect that she is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or

         (b)      that:

                  (i) the waiting period under section 123 of the Competition Act shall have expired, or the Commissioner shall have waived the obligation to notify and supply information under section 113(c) of the Competition Act because substantially similar information was previously supplied in relation to a request for an ARC, and

                  (ii) Acquisitionco shall have been advised in writing by the Commissioner that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement and any terms and conditions attached to any such advice shall be acceptable to Acquisitionco and the Company;

3. Investment Canada - Approval or deemed approval pursuant to the Investment Canada Act (Canada) by the applicable Minister;


4. Hart-Scott-Rodino - The waiting periods (and any extensions thereof) applicable to the Transaction under the Hart-Scott-Rodino Anti-trust Improvements Act of 1976, as amended, shall have been terminated or shall have expired.

5. European Commission - All required approvals of the European Commission applicable to the Transaction under the EC Merger Regulations shall have been obtained or the waiting period thereunder shall have expired.

6. South Africa - Any required approval clearances or waiting period required to consummate the Transaction pursuant to any South African antitrust Law shall have been obtained, expired or been terminated.

                                  SCHEDULE 3.1

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY



         (a) Organization. Each of the Company and its Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly existing and has all necessary corporate or legal power and authority to own its property and assets and to carry on its business as currently owned and conducted. Except as set out in the Disclosure Letter, all Subsidiaries are wholly-owned, directly or indirectly, by the Company. All of the outstanding shares and other ownership interests of its Subsidiaries which are held directly or indirectly by the Company are validly issued, fully paid and non-assessable, and except (i) pursuant to restrictions on transfer contained in constating documents, (ii) pursuant to rights of first refusal and similar rights restricting transfer contained in shareholders, partnership, joint venture or similar agreements as set forth in the Disclosure Letter, or (iii) for encumbrances in connection with security granted by the Company and its Subsidiaries to their respective lenders in the ordinary course of business, all such shares and other ownership interests are owned directly or indirectly by the Company, free and clear of all liens, charges, claims or encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of its Subsidiaries. The Disclosure Letter sets out the names and jurisdictions of incorporation or formation of each of the Company's Subsidiaries and each Person in which the Company or any Subsidiary owns a direct or indirect equity interest.

         (b) Capitalization. The authorized capital of the Company consists of an unlimited number of Company Shares. As of December 21, 2004, there were: (i) 54,796,531 Company Shares issued and outstanding; (ii) Company Options outstanding, entitling the holders thereof to acquire an aggregate of 2,281,018 Company Shares; (iii) 299,433 RSUs granted by the Company; and (iv) 167,443 DSUs granted by the Company. Except for the Company Options, RSUs and DSUs described in the immediately preceding sentence, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company or any Subsidiary of the Company to issue or sell any shares of the Company or of any such Subsidiary or securities or obligations of any kind convertible into or exchangeable for any shares of the Company or any Subsidiary of the Company, or to make any payment which is contingent on the value of any shares of the Company. All outstanding Company Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Company Shares on any matter. Except as set forth in the Disclosure Letter, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Shares or with respect to the voting or disposition of any outstanding securities of the Company or any of its Subsidiaries. No holder of securities issued by the Company or any Subsidiary of the Company has any right to compel the Company to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.

         (c)      Authority and No Violation.

                  (i) The Company has the necessary corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transaction have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Transaction, other than:

                           (A) with respect to the Company Circular and other matters relating solely thereto, the approval of the board of directors of the Company; and

                           (B) with respect to the completion of the Transaction, the approval of the Company Shareholders as described in Article 2.

                  (ii) This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity.

                  (iii) The board of directors of the Company (A) unanimously determined as of December 22, 2004 that the Transaction is fair to the Company Shareholders and is in the best interest of the Company, (B) received an opinion from Merrill Lynch, Pierce, Fenner & Smith Inc. to the effect that, as of December 22, 2004, the consideration offered to the Company Shareholders pursuant to the Transaction is fair from a financial point of view to the Company Shareholders and (C) unanimously determined as of December 22, 2004 to recommend that the Company Shareholders vote in favour of the resolution approving the Transaction. As of December 22, 2004, all of the Company's directors have advised the Company that they intend to vote the Company Shares held by them in favour of the resolution approving the Transaction.

                  (iv) The authorization of this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement and the completion of the Transaction will not, except as set out in the Disclosure Letter:

                           (A) result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, require any consent to be obtained under or give rise to any third party right of termination, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under, any provision of:

                                    (I)      the Company's or any of its
                                             Subsidiary's certificate of
                                             incorporation, articles, by-laws or
                                             other charter documents or any
                                             agreement with a shareholder;

                                    (II)     any Laws (subject to obtaining the
                                             Regulatory Approvals); or

                                    (III)    any Material Contract, or material
                                             licence, permit or government grant
                                             to which the Company or any
                                             Subsidiary of the Company is party
                                             or by which it is bound or subject
                                             or is the beneficiary;

                           (B) give rise to any right of termination or acceleration of indebtedness of the Company or any Subsidiary of the Company, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of the Company or any Subsidiary of the Company to cease to be available;

                           (C) result in the imposition of any material lien, charge, claim or encumbrance upon any of the Company's assets or the assets of any Subsidiary of the Company;

                           (D) restrict, hinder, impair or limit the ability of the Company or any Subsidiary of the Company to carry on the business of the Company or any Subsidiary of the Company as and where it is now being carried on in all material respects (excluding such legal restrictions, hindrances, impairments and limitations applicable to the Company or any Subsidiary of the Company due solely to the Company having become a wholly owned Subsidiary of Acquisitionco); or

                           (E) result in any payment (including retention, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of the Company or any Subsidiary of the Company, or increase any benefits otherwise payable under any Company Benefit Plan, or result in the acceleration of the time of payment or vesting of any such benefits, including the time of exercise of stock options.

                  (v) No consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Company and its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by the Company of the Transaction other than (A) any approvals required by the Interim Order, (B) the Final Order, (C) filings under the Act contemplated by this Agreement, (D) the Regulatory Approvals, (E) filings under the Securities Act, stock exchange rules and similar Laws as contemplated by this Agreement, and (F) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Authority (excluding those consents, approvals, orders, authorizations, declarations or filings relating to the specific character of Acquisitionco), which are set out in the Disclosure Letter or which, if not obtained, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the Transaction.

         (d) Financial Statements. The Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada and in all material respects in accordance with applicable Laws and have been reconciled to generally accepted accounting principles in the United States in accordance with such accounting principles and in all material respects in accordance with applicable Laws. Such Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of the Company as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with prior periods and throughout the periods indicated (except as may be indicated expressly in the notes thereto). In the case of unaudited statements, this representation is subject to normal, recurring year-end adjustments that would be made in the course of an audit and would not be material. Such Financial Statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Company and its Subsidiaries on a consolidated basis.

         (e) Contingent Liabilities. Except as set forth in the Disclosure Letter, or as Publicly Disclosed by the Company, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except (i) liabilities or obligations set forth in the Balance Sheet or (ii) liabilities or obligations incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice, none of which have had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

         (f) Absence of Certain Changes or Events. Except as set forth in the Disclosure Letter or as Publicly Disclosed by the Company, and except for the Transaction, since the date of the Balance Sheet each of the Company and its Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice and there has not occurred:

                  (i) (A) an amendment or proposed amendment to the articles or by-laws (or other comparable governing documents) of the Company; or (B) a material amendment or proposed amendment to the articles and by-laws (or other comparable governing documents) of any of the Company's Subsidiaries;

                  (ii) a Material Adverse Change with respect to the Company;

                  (iii) the filing of any material change reports with the OSC or any other securities authority or regulator or stock exchange which remain confidential;

                  (iv) any reorganization, amalgamation or merger of the Company or any of its Subsidiaries with any other Person;

                  (v) any material damage, destruction or loss not fully covered by insurance (subject to normal deductibles);

                  (vi) any redemption, repurchase or other acquisition of Company Shares by the Company or the Company Benefit Plans, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to Company Shares;

                  (vii) any increase in or modification of the compensation payable or to become payable by the Company or its Subsidiaries to any of their respective directors, officers or employees, or any grant to any such director, officer or employee of any increase in entitlements under, or general institution of, retention, severance or termination programs or pay, in each case, other than annual increases consistent with past practice or as a result of promotions in the ordinary course of business;

                  (viii) the adoption by the Company or its Subsidiaries of, any increase in or modification of any bonus, pension, retention, insurance or benefit arrangement (including the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of their respective directors, officers or employees, in each case, other than annual increases consistent with past practice, as required under Law or collective agreements, or as a result of promotions in the ordinary course of business;

                  (ix) any acquisition or sale of any business or division of a business aggregating US$10 million or more;

                  (x) any change in policies with respect to the payment of accounts payable or the material collection of accounts receivable;

                  (xi) any entering into, or amendment of, any Material Contract, other than in the ordinary course of business with Arm's Length Persons consistent with past practice;

                  (xii) any relinquishment, termination or non-renewal by it of any Material Contract;

                  (xiii) any creation or assumption by it of any material mortgage, pledge, security interest or lien or other encumbrance on any asset except (A) in connection with security granted by the Company and its Subsidiaries to their lenders under the Existing Credit Facilities and (B) to Arm's Length Persons, in each case, in the ordinary course of business consistent with past practice;

                  (xiv) any resolution to approve a split, consolidation or reclassification of any of its outstanding shares;

                  (xv) any change in its accounting methods, policies or practices, other than changes required by Canadian generally accepted accounting principles or official interpretations thereof and except for changes in practices in the ordinary course of business;

                  (xvi) any guarantee of the payment of material indebtedness or any incurrence of indebtedness for money borrowed (except pursuant to the Existing Credit Facilities), or any issue or sale of any debt securities or securities convertible or exchangeable for debt securities;

                  (xvii) any satisfaction or settlement of any claims or liabilities, which are individually or in the aggregate material, that were not reflected in the Balance Sheet, other than settlement of liabilities incurred in the ordinary course of business with Arm's Length Persons consistent with past practice;

                  (xviii) except in the ordinary course of business and consistent with past practice, the entering into of any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

                  (xix) the commencement, participation or agreement to commence or participate in any bankruptcy, voluntary liquidation, dissolution, winding up, examinership, insolvency or similar proceeding;

                  (xx)     the granting of any equity-based awards;

                  (xxi) the incurring or commitment to capital expenditures except to the extent consistent with the capital plan for 2005 provided to Acquisitionco prior to December 22, 2004; or

                  (xxii) any agreement by the Company to do any of the foregoing.

         (g) Books and Records. The financial books, records and accounts of the Company and its Subsidiaries, in all material respects,
                  (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries and (iii) accurately and fairly reflect the basis for the Financial Statements. The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles, or any other criteria applicable to such statements and (B) to maintain accountability for assets. The Company's and its Subsidiaries' corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Acquisitionco.

         (h) Customers and Suppliers. The Company has delivered to Acquisitionco, prior to the December 22, 2004, a complete list of the Company's 15 largest customers (on a revenue basis) for the fiscal year ended on December 31, 2003. Since the date of the Balance Sheet, there has not been, and neither the Company nor any of its Subsidiaries has received notice of, any termination or cancellation of, or a material adverse modification or change in, the business relationship with any such customers.

         (i) Accounts Receivable. All trade accounts receivable of the Company that are reflected on the Balance Sheet or the accounting records of the Company as of the Effective Date (collectively, the "ACCOUNTS RECEIVABLE") represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. There is no material contest, claim, or right of set-off, other than returns and adjustments in the ordinary course of business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable.

         (j) Material Contracts. Except as set forth in the Disclosure Letter, there is no Contract to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties or assets are bound, that (i) if terminated, would reasonably be expected to have a Material Adverse Effect on the Company, (ii) is a Contract or group of related Contracts which involves payments to or by the Company or any of its Subsidiaries of more than US$5,000,000 per annum (other than Contracts with suppliers and customers entered into in the ordinary course of business), (iii) is a Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Company or any of its Subsidiaries, (iv) is a Contract under which the Company or any of its Subsidiaries has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person (other than the Company or any Subsidiary incorporated under the laws of, (A) any jurisdiction within the United States, (B) Canada, (C) or any province within Canada) or any other note, bond, debenture or other evidence of indebtedness issued to any Person in excess of US$5,000,000, (v) is a Contract under which (A) any Person (including the Company or any of its Subsidiaries) has directly or indirectly guaranteed indebtedness, liabilities or obligations of the Company or any of its Subsidiaries or (B) the Company or any of its Subsidiaries has directly or indirectly guaranteed indebtedness, liabilities or obligations of any Person in an amount in excess of US$5,000,000 (in each case other than endorsements for the purpose of collection in the ordinary course of business), (vi) is a partnership or joint venture agreement in which the Company or any of its Subsidiaries participates as a general partner or joint venturer, (vii) is a Contract with respect to factoring or other general assignment of Accounts Receivable, or (viii) is a Contract pursuant to which the Company or any of its Subsidiaries provides an indemnification to any other Person (other than the Company or a wholly owned Subsidiary), other than Contracts with suppliers, distributors, sales representatives and customers entered into in the ordinary course of business or in an amount not in excess of US$5,000,000 (the Contracts described in clauses (i) - (viii), collectively, the "MATERIAL CONTRACTS"). Except as set forth in the Disclosure Letter, all Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company and its Subsidiaries in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity), the Company and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not alleged to be (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and, to the knowledge of the Company, no other party to any of the Material Contracts is (with or without the lapse of time or the giving of notice or both) in breach or default in any material respect thereunder. True and correct copies of the Material Contracts (or in the case of oral Material Contracts, accurate summaries of the material terms of such Material Contracts) have been made available to Acquisitionco. All of the Material Contracts listed in the Disclosure Letter were entered into the ordinary course of business.

         (k) Litigation. Except as set forth in the Disclosure Letter, or as Publicly Disclosed by the Company: (i) there is no claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary of the Company before any Governmental Authority which if determined adversely to the Company would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; (ii) neither the Company nor any Subsidiary of the Company, nor any of their respective assets and properties, is subject to any outstanding judgement, judicial or regulatory order, writ, injunction or decree that involves or may involve, or requires or may require an expenditure of a material amount of money as a condition to or a necessity for the right or ability of the Company or a Subsidiary of the Company, to conduct its business in a manner in all material respects in which it currently carries on such business or that could prevent or materially delay consummation of the Transaction; (iii) neither the Company nor any Subsidiary of the Company is subject to any warranty, negligence, performance or other claims or disputes in respect of products or services currently being delivered or previously delivered that if resolved adversely to the Company would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and to the knowledge of the Company there are no events or circumstances which would reasonably be expected to give rise to any such claims or disputes or potential claims or disputes.

         (l) Restrictions on Business Activities. Except as set out in the Disclosure Letter, or as Publicly Disclosed by the Company, there is no Contract, judgement, injunction, order or decree binding upon the Company or any Subsidiary of the Company that has or would, individually or in the aggregate, reasonably be expected to have the effect of prohibiting, materially restricting or impairing any material business practice of the Company or any Subsidiary of the Company, any material acquisition of property by the Company or any Subsidiary of the Company or the conduct of business by the Company or any Subsidiary of the Company as currently conducted in all material respects.

         (m) Intellectual Property. The Disclosure Letter lists all registrations or applications for registration of material Company IP in all material jurisdictions. Except as set forth in the Disclosure Letter, or as Publicly Disclosed by the Company, (i) all rights in material Company IP are valid, subsisting and enforceable in all material respects and the Company or its Subsidiaries owns or has the right to use all material Company IP, free and clear of all liens, charges, claims and encumbrances, (except for any encumbrances in connection with security granted by the Company or its Subsidiaries under the Existing Credit Facilities); (ii) no action is pending or, to the Company's knowledge, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties, which challenge the validity or use of, or the ownership by, the Company and/or its Subsidiaries of the Company IP and which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company;
                  (iii) the Company has no knowledge of any infringement or infringing use of any of the Company IP or licences by any Person which is having or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; and (iv) to the Company's knowledge, no infringement, misappropriation or violation of any intellectual property right or other proprietary right of any third party has occurred or will result from the conduct of the business of the Company and its Subsidiaries or from the signing and execution of this Agreement or the consummation of the Transaction, and no written claim has been made to the Company or any Subsidiary by any third party based upon an allegation of any such infringement, in each case, which has or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

         (n)      Employment Matters.

                  (i) Except as set forth in the Disclosure Letter or as Publicly Disclosed by the Company, (A) neither the Company nor any Subsidiary of the Company is a party to any obligation, policy, plan, Contract or understanding providing for severance or termination payments to, or any employment agreement with, any director, officer or employee, other than any common law and statutory obligations of reasonable notice of termination or pay in lieu thereof and any statutory obligations, (B) neither the Company nor any of its Subsidiaries has any liability under any benefit or severance policy, practice, agreement, plan or program which exists or arises, or may be deemed to exist or arise, under any applicable Law or otherwise as a result of or in connection with the Transaction other than, in the case of (A) and (B), such Contracts, policies, practices, agreements, plans or programs which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

                  (ii) Except as set forth in the Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to any collective bargaining agreements, or subject to any application or to the knowledge of the Company threatened or apparent union organizing campaigns for employees not under a collective bargaining agreement and no such campaigns have been conducted within the past three years, ongoing, nor are there any current, pending or, to the knowledge of the Company, threatened strikes, work stoppages, lockouts, or slowdowns at the Company or any Subsidiary and the Company and its Subsidiaries have not experienced any such strikes, work stoppages, lockouts, or slowdowns within the past three years.

                  (iii) Except as set forth in the Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to any claim, litigation, charge, inquiry, investigation, grievance, arbitration or proceeding, actual or to the knowledge of the Company threatened, relating to its employees, prospective employees, former employees, representatives of employees, or independent contractors (including any termination of such Persons) other than any of the foregoing which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

                  (iv) Except as set forth in the Disclosure Letter or as are not material, the Company and its Subsidiaries have operated in accordance with all applicable Laws, agreements, policies, plans, and programs with respect to employment and labour, including, but not limited to, employment and labour standards, labour risk prevention measures, social security and other contributions, occupational health and safety, employment equity, pay equity, workers' compensation, equal employment opportunity, human rights and labour relations, the applicable provisions of ERISA and the Code and the provisions of the Worker Adjustment and Retaining Notification Act of 1998 and similar Laws, and there are no current, pending or, to the Company's knowledge, threatened claims, litigation or proceedings before any board, tribunal or other Governmental Authority with respect to any of the areas listed herein. To the knowledge of the Company, nothing has occurred which might lead to a material claim, litigation or proceeding under any such applicable Laws, agreements, policies, plans, and programs.

                  (v) Except as set forth in the Disclosure Letter, neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree in effect with, or material citation by, any Governmental Authority or other entity or Person, relating to employees or employment practices.

                  (vi) Except as set forth in the Disclosure Letter, no unfair labour practice charge or complaint is pending or, to the knowledge of the Company, threatened which, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

                  (vii) Except as set forth in the Disclosure Letter or as Publicly Disclosed by the Company, neither the Company nor any Subsidiary has closed any plant or facility, effectuated any mass layoffs of employees or implemented any early retirement, separation or window program within the past three years, nor has the Company or any Subsidiary planned or announced any such action or program for the future.

         (o)      Pension and Employee Benefits.

                  (i) The Disclosure Letter contains a true and complete list of the material Company Benefit Plans and indicates the country in which the plan is maintained.

                  (ii) The Company has provided or made available to Acquisitionco a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) of each Company Benefit Plan and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any summary plan description and other written communications (or a description of any oral communication) by the Company or any of its Subsidiaries to any employee concerning the extent of the benefits provided under a Company Benefit Plan; (D) a summary of any proposed amendments or changes anticipated to be made to the Company Benefit Plans at any time within the twelve months immediately following December 22, 2004; and
                           (E) for the most recent year (a) the annual report on Form 5500 and attached schedules or such other form as applicable, (b) audited financial statements, and
                           (c) actuarial valuation reports.

                  (iii) Except as set forth in the Disclosure Letter, no Company Benefit Plan established or maintained for the benefit of Canadian employees or former

                           Canadian employees of the Company or any of its Subsidiaries is a pension, superannuation or savings arrangement, including pension plans, supplemental pensions, "registered pension plans" (as defined in the Tax Act) and "retirement compensation arrangements" (as defined in the Tax Act).

                  (iv) Except as set forth in the Disclosure Letter, the Company and its Subsidiaries have complied with all of their obligations under and in respect of the Company Benefit Plans and with all applicable Laws, in each case, in all material respects. Each Company Benefit Plan is and has been established, registered (where required), qualified, administered and invested in all material respects in accordance with the terms of such plans, any applicable collective agreements and all applicable Laws, in each case, in all material respects.

                  (v) Except as set forth in the Disclosure Letter, no event has occurred or condition exists with respect to any of the Company Benefit Plans or relating to any employee of the Company or a Subsidiary which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company.

                  (vi) Except as set forth in the Disclosure Letter, all of the Company Benefit Plans are either (A) fully insured or (B) fully funded in accordance with applicable Laws on a going concern, solvency basis. Neither the Company nor any of its Subsidiaries has received, or applied for, any payment of surplus out of any Company Benefit Plan. Except as set forth in the Disclosure Letter, neither the Company nor its Subsidiaries has taken any premium holidays under any Company Benefit Plan except as permitted by applicable Laws and the terms of the Company Benefit Plan.

                  (vii) Except as set forth in the Disclosure Letter, no event has occurred and no condition or circumstance exists that has resulted in or would reasonably be expected to result in any Company Benefit Plan being ordered, or required to be, terminated or wound up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, penalties, payments or levies under applicable Laws.

                  (viii) Except as set forth in the Disclosure Letter, there are no material outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to directors, officers, consultants, or current or former employees of the Company or any of its Subsidiaries and which are based upon the revenue, value, income or any other attribute of the Company or any Subsidiary of the Company.

                  (ix) Except as set forth in the Disclosure Letter, no Company Benefit Plan is subject to Title IV of ERISA and neither the Company nor any of its Subsidiaries (while directly or indirectly owned by the Company nor, to the knowledge of the Company, prior to being directly or indirectly owned by the Company) has at any time sponsored or contributed to, or has had any liability or obligation in respect of any such plan.

                  (x) Except as set forth in the Disclosure Letter and except as are properly accrued on the Financial Statements in accordance with Canadian generally accepted accounting principles, neither the Company nor any of its Subsidiaries has incurred or accrued any current or projected material liability (whether absolute or contingent) in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of the Company or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

                  (xi) Except as set forth in the Disclosure Letter, no Company Benefit Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement or the Transaction (whether alone or in connection with any subsequent event(s)) will entitle any current, former or retired employees, officers or directors of the Company or any of its Subsidiaries to (A) severance pay or any increase in severance pay upon any termination of employment after December 22, 2004, (B) accelerate the time of payment or vesting of, or result in any payment (through a grantor trust or otherwise) of compensation or benefits under, any of the Company Benefit Plans, (C) result in the acceleration of, or an increase in, funding obligations in respect of, any of the Company Benefit Plans, (D) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans (other than solely resulting from becoming a wholly-owned subsidiary of Acquisitionco) or (E) result in any payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code.

                  (xii) Any payments, distributions or withdrawals from or transfers of assets to or from any Company Benefit Plan have been made in all material respects in accordance with the valid terms of such Company Benefits Plan, applicable collective agreements and all Laws and occurred with the consent of any applicable Governmental Authority (where required).

                  (xiii) Except as set forth in the Disclosure Letter, none of the Company Benefit Plans is a "multiemployer plan" as defined in Section 3(37) of ERISA or any other applicable Laws and neither the Company nor any of its Subsidiaries has any liability or obligation in respect of, any multiemployer.

                  (xiv) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has heretofore been determined by the Internal Revenue Service to so qualify in all material respects, and each trust created thereunder has heretofore been determined by the Internal Revenue Service to be exempt from tax under the provisions of Section 501(a) of the Code and, nothing has occurred that would cause any such Company Benefit Plan or trust to fail to qualify under Section 401(a) or 501(a) of the Code.

                  (xv) Neither the Company nor any of its Subsidiaries has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4214(c) of ERISA. No "reportable event" (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in material liability or "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company Benefit Plan.

                  (xvi) With respect to any Company Benefit Plan, (A) no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or to the knowledge of the Company threatened
                           (B) no liability to the Pension Benefit Guaranty Corporation has been incurred (other than routine premium payments) and (C) to the knowledge of the Company, no facts or circumstances exist that could give rise to any such action, suit, claim or liability.

         (p) Tax Matters. Except as set out in the Disclosure Letter or as otherwise disclosed in writing by the Company to Acquisitionco prior to December 22, 2004:

                  (i) The Company and each of its Subsidiaries has duly filed, and timely made or prepared all Tax Returns required to be made or prepared by it or caused to be filed, all Tax Returns required to be filed by them in the form and within the time prescribed under applicable Laws for so doing (all of which Tax Returns were correct and complete in all material respects), and has paid all material amounts of Taxes due and payable, in each case except for any such Tax Returns or taxes the non-filing or non-payment of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and the Financial Statements contain an adequate provision in accordance with Canadian generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such Financial Statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. The Company and each of its Subsidiaries has duly and timely paid all instalments on account of Taxes for the current year that are due and payable by it whether or not assessed other than any non-payments that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. On a consolidated basis, the Company has made adequate provision in accordance with Canadian generally accepted accounting principles in its books and records for amounts at least equal to the amount of all Taxes payable by the Company or any of its Subsidiaries that will not be due and payable by the Effective Date in respect of any period subsequent to the period covered by such Financial Statements and that relate to the periods ending on or prior to the Effective Date.

                  (ii) Neither the Company nor any Subsidiary of the Company has received any notification that any issues involving a material amount of Taxes have been raised (and are currently pending) by the Canada Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns filed or required to be filed, and no waivers of statutes of limitations, or objections to any assessments or reassessments, have been given or requested or made with respect to the Company or any Subsidiary of the Company. All liability of the Company and its Subsidiaries in Canada, the United States, the United Kingdom, Ireland and France for Taxes has been assessed for up to the fiscal years as set out in the Disclosure Letter. To the best of the knowledge of the Company, neither the Company nor any Subsidiary of the Company has received (A) written notice from any taxing authority to the effect that any Tax Return is being examined for assessment or (B) a written proposal to assess additional Taxes involving an amount of Taxes, and neither the Company nor any Subsidiary of the Company has knowledge or reason to believe that such examination or assessment will be threatened. No Tax liens exist for material amounts of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any tax sharing or other similar agreement or arrangement with any Person (other than with the Company or any of its Subsidiaries) or any taxing authority pursuant to which the Company or any of its Subsidiaries has or could have any material liabilities in respect of Taxes. Neither the Company nor any Subsidiary of the Company has received a refund of any material amount of Taxes to which it was not entitled. Neither the Company nor any of its Subsidiaries has made an election under Section 897(i) of the Code to be treated as a domestic corporation for purposes of
                           Section 897, 1445 and 6039C of the Code.

                  (iii) Each of the Company and its Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employees, officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate authority such Taxes and other amounts required by Law to be remitted by it, except to the extent that the failure to so withhold or remit has not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

                  (iv) Each of the Company and its Subsidiaries has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate authority any such amounts required by Law to be remitted by it, except to the extent that such failure has or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  (v) Neither the Company nor any Subsidiary has been a member of an affiliated or consolidated group (other than the United States federal affiliated group to which certain United States Subsidiaries are members and to which Masonite Holdings, Inc. is the common parent) filing a United States consolidated Tax Return or has any liability for the Taxes of any Person other than the Company and its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. The Company has delivered to Acquisitionco or made available to Acquisitionco for inspection (A) copies of such of its income Tax Returns, complete and correct in all material respects, and the income Tax Returns of its Subsidiaries, as have been requested by Acquisitionco and (B) copies of all private letter rulings, revenue agent reports, closing agreements, settlement agreements, deficiency notices and any similar documents requested by Acquisitionco submitted by, received by or agreed to by or on behalf of the Company or its Subsidiaries and relating to material Taxes for such taxable periods, complete and correct in all material respects.

                  (vi) The Company has commenced a comprehensive transfer pricing study. If the transfer pricing methodology resulting from such transfer pricing study had been used by the Company and its Subsidiaries for the 2003 fiscal period, no material aggregate increase in the amount of Taxes payable in respect of such period would have resulted. There are no proceedings, assessments, reassessments, investigations, audits or claims now pending or, to the knowledge of the Company, threatened against the Company or any of the Subsidiaries in respect of any transfer pricing matters and there are no matters under discussion, audit or appeal with any Governmental Authority relating to transfer pricing that would reasonably be expected to result in a material amount of Taxes being payable by the Company or any of its Subsidiaries in respect of any period ending on or prior to the Effective Date.

                  (vii) "TAX" and "TAXES" means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security premiums, workers' compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing.

                  (viii) For purposes of this Section (p), the term "MATERIAL AMOUNT OF TAXES" shall mean an amount of Taxes that is material to the Company and its Subsidiaries taken as a whole.

         (q) Compliance with Laws. Except as set forth in the Disclosure Letter, or as Publicly Disclosed by the Company, the Company and its Subsidiaries have complied with and are not in violation of any applicable Laws in all material respects, other than Laws addressed in clauses (n), (o) and (p) foregoing and (s) following. Without limiting the generality of the foregoing, all securities of the Company (including, all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will be issued in compliance with all applicable securities Laws.

         (r) Licences, Etc. Except as set forth in the Disclosure Letter, or as Publicly Disclosed by the Company, the Company and each Subsidiary of the Company owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, approvals, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its businesses substantially as now conducted, other than such failures to own, possess, obtain or be in compliance with as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

         (s)      Environmental.  Except as set forth in the Disclosure Letter:

                  (i) The Company, its Subsidiaries and their respective operations are, and have been, in material compliance with all Environmental Laws;

                  (ii)     Neither the Company nor any Subsidiary of the
                           Company:

                           (A) is subject to any Environmental Laws, or to the knowledge of the Company any pending or proposed future Environmental Laws, or terms of any current, or to the knowledge of the Company any pending or proposed future, environmental authorization, permit or licence which requires or may require any material work, repairs, construction, change in business practices or operations, or expenditures;

                           (B) is subject to any written claim, action, proceeding, investigation, demand, notice or order with respect to a material breach of or material liability under any Environmental Laws applicable to the Company or any Subsidiary of the Company or under any indemnity granted by the Company or any Subsidiary to any other Person;

                           (C) has any liability or responsibility with respect to, or has knowledge of, any Hazardous Substance that has been generated, transported, treated, stored, installed, deposited, disposed of, arranged to be deposited or disposed of, released, discharged or emitted, or threatened to be released discharged or emitted, at, on, from or under any property or facility currently or formerly owned, leased, used or otherwise controlled by the Company or any of its Subsidiaries, in violation of, or in a manner or to a location that could give rise to liability to the Company or any of its Subsidiaries under or relating to, any Environmental Laws or is present at, on, in, or under such currently owned, leased, used or controlled property or facility in a condition or at a level or concentration exceeding any remediation or decommissioning standard set forth under Environmental Laws, in any case, that would reasonably be expected to be material; or

                           (D) has any material liability or responsibility with respect to, or has knowledge of, any Hazardous Substance that is migrating toward any Real Property; and

                  (iii) None of the Company or any of its Subsidiaries has assumed, contractually or by operation of Laws, any liabilities or obligations of any other Person under or relating to any Environmental Laws, in any case that would, reasonably be expected to be material.

                  (iv) None of the products manufactured by the Company or any of its Subsidiaries (or any of their respective predecessors) or manufactured by a third party the assets or stock of which were sold to the Company or any of its Subsidiaries (or any of their respective predecessors) contained asbestos, except as set forth on the Disclosure Letter.

                  The representations and warranties in this paragraph(s) are the only representations and warranties in this Agreement dealing with Environmental Laws or environmental matters.

         (t) Property. The Disclosure Letter contains a true and complete list of (i) all the real property owned in fee by the Company and its Subsidiaries (the "OWNED REAL PROPERTY") and (ii) all leases, subleases and other agreements under which the Company or any of its Subsidiaries leases, subleases, uses or occupies or has the right to use or occupy, any real property with annual rent in excess of $100,000 (collectively the "REAL PROPERTY LEASES" and the property subject thereto the "LEASED REAL PROPERTY", and together with the Owned Real Property, the "REAL PROPERTY"). Except as set forth in the Disclosure Letter, or except for failures of title that do not materially adversely affect the operations of the business or the ability to sell such property, the Company and each Subsidiary of the Company have good and sufficient title to their respective material Real Property interests, to either as owner in fee simple of Owned Real Property or as holder of a valid leasehold interest of Leased Real Property, in each case free and clear of all liens, charges, claims or encumbrances (except for liens, charges, claims or encumbrances permitted under the Company's loan documents), and otherwise hold valid easements, rights of way, permits or licences from land owners or authorities required to permit the operation of their businesses as presently conducted. Each Real Property Lease constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable against the Company or its Subsidiaries, as applicable, in accordance with its terms. With respect to each Real Property Lease there is no default or event which, with notice or lapse of time or both, would constitute a default on the part of Company or its Subsidiaries, or, to the knowledge of the Company any other party thereto, except for such defaults that would not reasonably be expected to be material to the Company.

         (u) Non-Arm's Length Transactions. Except as set forth in the Disclosure Letter, or as Publicly Disclosed by the Company, there are no Material Contracts or other transactions currently in place between the Company or any of its Subsidiaries, on the one hand, and (i) any officer or director of the Company or any of its Subsidiaries, (ii) any holder of record or beneficial owner of 5% or more of the voting securities of the Company, or (iii) any Affiliate or associate of any such officer, director or beneficial owner, on the other hand.

         (v)      Reports. Since December 31, 2001, the Company has filed with:
                  (i) the OSC, by posting upon the SEDAR system, if required, true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with applicable securities Laws to be filed by it; and (ii) the U.S. Securities and Exchange Commission, true and complete copies of all forms, reports, schedules, statements and other documents, required in accordance with applicable securities Laws to be filed by it. (Such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "COMPANY DOCUMENTS".) The

                  Company Documents, at the time filed, (i) did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities Laws. The Company has not filed any confidential material change report with the OSC or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

         (w) Fees. Other than agreements with soliciting dealers or proxy solicitation firms that may be engaged by the Company in connection with the Transaction on usual commercial terms, the Company has delivered to Acquisitionco complete copies of all agreements that could give rise to any claim for an advisory fee, success fee, brokerage commission, finder's fee or other like payment against the Company or any of its Subsidiaries in connection with the Transaction.

         (x) Absence of Certain Business Practices. The Company, has not, directly or indirectly within the past five years, given or agreed to give any gift or similar benefit to any customer, supplier, government employee or other person who is or may be in a position to help or hinder the business of the Company (or to assist the Company with any actual or proposed transaction) which might subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

         (y) Insurance. The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes is in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries (taking into account the cost and availability of such insurance, and the Company's ability to self-insure).

                                  SCHEDULE 3.2

                 REPRESENTATIONS AND WARRANTIES OF ACQUISITIONCO

         (a) Organization. Acquisitionco has been duly incorporated or formed under all applicable Laws, is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to conduct its businesses as currently owned and conducted. Acquisitionco was incorporated for the purpose of acquiring the Company Shares pursuant to the Transaction and has carried on no other business. As of the Effective Date a majority of the board of directors of Acquisitionco will have been nominated by an investment vehicle formed at the direction of Kohlberg Kravis Roberts & Co., L.P.

         (b)      Authority and No Violation.

                  (i) Acquisitionco has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement by Acquisitionco and the consummation by Acquisitionco of the Transaction have been duly authorized by its board of directors and no other corporate proceedings on part of Acquisitionco are necessary to authorize this Agreement or the Transaction.

                  (ii) This Agreement has been duly executed and delivered by Acquisitionco and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity.

                  (iii) The authorization of this Agreement, the execution and delivery by Acquisitionco of this Agreement, the performance by it of its obligations under this Agreement and the completion of the Transaction will not in respect of Acquisitionco:

                           (A) result (with or without notice or the passage of time) in a violation or breach of, constitute a default under, require any consent to be obtained under or give rise to any third party right of termination, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under, any provision of:

                                    (I)      its certificate of incorporation,
                                             articles, by-laws or other charter
                                             documents;

                                    (II)     any Laws (subject to obtaining the
                                             Regulatory Approvals); or

                                    (III)    any material Contract, license,
                                             permit or government grant to which
                                             Acquisitionco is party or by which
                                             it is bound or subject or is the
                                             beneficiary;

                           (B) give rise to any right of termination or acceleration of indebtedness of Acquisitionco, or cause any such indebtedness to come due before its stated maturity or cause any available credit of Acquisitionco to cease to be available;

                           (C) result in the imposition of any encumbrance, charge or lien upon any of its assets; or

                           (D) restrict, hinder, impair or limit the ability of Acquisitionco to carry on the business of Acquisitionco as and where it is now being carried on.

                           No consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by Acquisitionco in connection with the execution and delivery of this Agreement or the consummation by Acquisitionco of the Transaction other than (A) the Regulatory Approvals; and (B) filings under the Securities Act, stock exchange rules or similar laws as contemplated by this Agreement.

         (c) Financing. On December 22, 2004 and February 17, 2005, Acquisitionco delivered to the Company a true and correct copy of the Debt Commitment Letter and Equity Commitment Letter, respectively.

                                  SCHEDULE 5.2

                                SENIOR EXECUTIVES



                                                                             AMOUNT INVESTED
                                                                             ---------------
7.   Philip S. Orsino - President and Chief Executive Officer                 US$7.5 million

8.   John F. Ambruz - Executive Vice President, Strategic Development         US$4.0 million

9.   James U. Morrison - Executive Vice President and Group Chief Operating   US$4.0 million
     Officer

10.  Lawrence P. Repar - Executive Vice President and Group Chief Operating   US$4.0 million
     Officer